UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended **May 30, 2026**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 001-38695

CAL-MAINE FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**64-0500378**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1052 Highland Colony Pkwy, Suite 200, Ridgeland, Mississippi 39157
(Address of principal executive offices) (Zip Code)

(601) 948-6813
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	CALM	The Nasdaq Global Select Market

Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by a check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value, as reported by The Nasdaq Global Select Market, of the registrant's Common Stock, $0.01 par value, held by non-affiliates at November 28, 2025, which was the date of the last business day of the registrant's most recently completed second fiscal quarter, was $3,825,418,582.

As of July 22, 2026, 46,917,080 shares of the registrant's Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of this Annual Report on Form 10-K is incorporated herein by reference from the registrant’s Definitive Proxy Statement for its 2026 annual meeting of stockholders which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I.

FORWARD-LOOKING STATEMENTS

This report contains numerous forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") relating to our business, including potential future supply of and demand for our products, potential future corn and soybean price trends, potential future impact on our business of highly pathogenic avian influenza ("HPAI"), estimated future production data, expected construction schedules, projected construction costs, potential future impact on our business of inflation and changing interest rates, potential future impact on our business of new legislation, rules or policies, potential outcomes of legal proceedings, including loss contingency accruals and factors that may result in changes in the amounts recorded, other projected operating data, including anticipated results of operations and financial condition, and potential future cash returns to stockholders including the timing and amount of any repurchases under our share repurchase program. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plans," "projected," "contemplates," "anticipates," or similar words. Actual outcomes or results could differ materially from those projected in the forward-looking statements. The forward-looking statements are based on management's current intent, belief, expectations, estimates, and projections regarding the Company and its industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict and may be beyond our control. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include, among others, (i) the risk factors set forth in Item 1A. Risk Factors and elsewhere in this report as well as those included in other reports we file from time to time with the Securities and Exchange Commission (the "SEC") (including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), (ii) changes in wholesale shell egg market prices, (iii) changes in the demand for shell eggs and our prepared foods offerings, (iv) increases in feed costs for our shell egg operations as well as increases in input costs for prepared foods, (v) our ability to predict and meet demand for cage-free and other specialty eggs, (vi) the risks and hazards inherent in shell egg, egg products and prepared foods operations (including, as applicable, disease, pests, weather conditions, and potential for product recall), including but not limited to the current outbreak of HPAI affecting poultry in the U.S., Canada and other countries that was first detected in commercial flocks in the U.S. in February 2022 and that impacted our flocks in the third and fourth quarters of fiscal 2024 and again in March 2026, (vii) risks, changes, or obligations that could result from our recent or future acquisition of new flocks or businesses, such as our acquisition of Echo Lake Foods completed June 2, 2025, and risks or changes that may cause conditions to completing a pending acquisition not to be met, (viii) our ability to successfully integrate and manage recently acquired businesses like Echo Lake Foods and realize the expected benefits of such acquisitions, including synergies, cost savings, reduction in earnings volatility, margin expansion, financial returns, expanded customer relationships, or sales or growth opportunities, (ix) our ability to produce, supply and distribute shell eggs and prepared foods efficiently and reliably, (x) our ability to compete effectively with existing competitors and new market entrants, retain existing customers, acquire new customers and grow our product mix including our prepared foods product offerings, (xi) the impacts of government, customer and consumer reactions to high market prices for eggs, including, without limitation, potential new or expanded government regulations, (xii) risks relating to potential changes in inflation, interest rates and trade and tariff policies, (xiii) the loss or expiration of any registered trademarks or other intellectual property that we use in our business, (xiv) adverse results in pending litigation and other legal matters, and (xv) global instability, including as a result of geopolitical conflicts and other uncertainties. The actual timing, number and value of shares repurchased under our share repurchase program will be determined by management in its discretion and will depend on a number of factors, including but not limited to, the market price of our Common Stock and general market and economic conditions. The share repurchase program may be suspended, modified or discontinued at any time without prior notice. Readers are cautioned not to place undue reliance on forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Further, forward-looking statements included herein are made only as of the respective dates thereof, or if no date is stated, as of the date hereof. Except as otherwise required by law, we disclaim any intent or obligation to update publicly these forward-looking statements, whether because of new information, future events, or otherwise.

ITEM 1. BUSINESS

Overview

We are the largest egg company in the United States ("U.S.") and a leading player in the egg-based food industry. We strive to be the leading consumer-driven provider of nutritious, affordable, and sustainable eggs and egg-based foods that fit today's lifestyles. Our vision is to ensure that healthy, affordable eggs and egg-based food choices are accessible to every household, every day. We sell most of our products throughout much of the U.S. and aim to maintain efficient, state-of-the-art operations located close to our customers. We were founded in 1957 and are headquartered in Ridgeland, Mississippi.

The Company's shell egg portfolio spans the full egg value ladder—from conventional to specialty, including cage-free, nutritionally enhanced, organic, brown, pasture-raised, and free-range eggs—serving both retail and foodservice customers nationwide. Cal-Maine Foods also participates in the growing prepared foods sector, with offerings such as pre-cooked egg patties, omelets, folded and scrambled egg formats, hard-cooked eggs, pancakes, waffles, and specialty wraps. Our branded portfolio includes Eggland's Best®, Land O'Lakes®, Farmhouse Eggs®, 4Grain®, Sunups®, Van's®, MeadowCreek Foods®, and Crepini®.

When we use "we," "us," "our," "Cal-Maine Foods," or the "Company" in this report, we mean Cal-Maine Foods, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

The Company's fiscal year-end is on the Saturday closest to May 31. Our fiscal year 2026 ended May 30, 2026, and the first three fiscal quarters of fiscal 2026 ended August 30, 2025, November 29, 2025, and February 28, 2026. All references herein to a fiscal year means our fiscal year and all references to a year mean a calendar year.

Operating and Reportable Segments

We previously managed our business as one operating and one reportable segment. Effective in the fourth quarter of fiscal 2026, we revised our internal reporting to change the manner in which we manage our business, which reflects a focus on managing operations based on our product categories rather than on a consolidated basis. As a result, we identified three reportable segments: Conventional Shell Eggs, Specialty Shell Eggs, and Prepared Foods. Our remaining operations, which include co-pack shell eggs, egg products, hard-cooked eggs and other business activities, are not reportable segments, as defined by the applicable accounting standard.

Conventional Shell Eggs
The Conventional Shell Eggs segment consists primarily of the production, grading, packaging, marketing and distribution of shell eggs sold as conventional shell eggs, which includes our brands *Sunups*® and *Sunny Meadow*®.

Specialty Shell Eggs
The Specialty Shell Eggs segment consists primarily of the production, grading, packaging, marketing and distribution of shell eggs sold as cage-free, nutritionally enhanced, organic, brown, pasture-raised and free-range eggs. This segment includes our brands *Farmhouse Eggs*® and *4Grain*® as well as branded products from our cooperative membership in Eggland's Best, Inc. which includes *Egg-Land's Best*® and *Land O' Lakes*® branded eggs.

Prepared Foods
The Prepared Foods segment consists primarily of the production, packaging, marketing and distribution of prepared foods product offerings such as pre-cooked egg patties, omelets, folded and scrambled egg formats, pancakes, waffles and specialty wraps. This segment includes our brands *Van's*® and *Crepini*®.

All prior fiscal year periods have been recast to reflect the new reportable segments. For additional discussion regarding the change to our new reportable segments, see Note 15 – Segment Reporting in Part II. Item 8. Notes to Consolidated Financial Statements.

Growth Strategy

Cal-Maine Foods' long-term growth strategy is focused on building a diversified egg-based food platform that extends beyond conventional shell eggs and enhances the Company's earnings profile and resilience across market cycles. The Company intends to leverage its market position, vertically integrated operations, strong balance sheet, and longstanding customer relationships to pursue opportunities that drive sustainable growth, expand margins, and diversify its revenue streams.

The Company's growth initiatives include increasing the proportion of specialty shell eggs in its sales mix, expanding its prepared foods and egg products businesses, strengthening and extending its portfolio of branded offerings, and pursuing strategic acquisitions and organic investments that complement its existing capabilities. Within its conventional shell egg business, the Company employs a balanced pricing strategy that combines market-based and structured pricing arrangements intended to participate in favorable pricing environments while enhancing earnings visibility and cash flow stability over time. The Company also continues to invest in biosecurity, productivity initiatives, and vertical integration to reinforce cost leadership and supply reliability and seeks to expand its geographic presence and customer penetration through disciplined capital allocation and investments that enhance its production, distribution, and commercial capabilities.

The Company currently has multiple expansion initiatives underway for its Prepared Foods segment. At Echo Lakes Foods facilities, the Company has a network optimization and capacity expansion project underway, which is expected to add 17 million pounds of annual scrambled egg production by mid-to-late-fiscal 2027, as well as a high-speed pancake line project, which is expected to add an additional 12 million pounds of annual production through early-to-mid-fiscal 2027. In addition, the Company's joint venture, Crepini Foods, is investing in new equipment and line installations that is expected to add 18 million pounds of additional production capacity gradually over the next 12 to 18 months with expected completion by early-to-mid fiscal 2028. In total, these planned investments are expected to grow Cal-Maine's prepared foods production capacity by more than 30 percent from mid-2027 through 2028.

Management believes that the combination of conventional and specialty shell eggs, prepared foods, egg products, and branded offerings creates a more balanced and diversified business model that is better positioned to serve evolving consumer preferences and customer needs. Through these initiatives, the Company seeks to increase its normalized earnings power and create long-term value for its customers and shareholders.

Acquisitions

Throughout our history, we have acquired other businesses in our industry. Since 1989, we have acquired and integrated 28 businesses. Within the last two fiscal years, we have made the following significant acquisitions.

Effective May 12, 2026, we acquired certain assets of the Van's Foods ("Van's") business of Sara Lee Frozen Bakery, LLC for approximately $24.8 million. The assets acquired are expected to help support our strategy to diversify our business model, grow in prepared foods business-to-retail, and deliver greater value across the supply chain.

Effective March 2, 2026, we acquired the shell egg, egg products, and prepared foods assets of Creighton Brothers LLC, including Crystal Lake LLC ("Creighton"), for approximately $129.3 million. The acquired assets include commercial shell egg production and grading with capacity of approximately 3.2 million layers, including 500 thousand cage-free layers, and 865 thousand pullets, a feed mill, and 1,007 acres of land, as well as an egg products and hard-cooked egg processing facility located near Warsaw, Indiana. The transaction expands the geographic scale of our shell egg platform while also adding nearby liquid egg capacity that we believe will strengthen our integrated value chain.

Effective October 10, 2025, we acquired certain assets of Clean Egg, LLC ("Clean Egg") based in Langwood, Texas, for approximately $23.7 million. The assets acquired included 677 thousand brown cage-free and free-range layers and pullets, and other inventory, machinery and equipment related to its contract production and egg processing business.

Effective June 2, 2025, we acquired Echo Lake Foods, LLC and certain related companies (collectively "Echo Lake Foods") for approximately $289.5 million. Echo Lake Foods is based in Burlington, Wisconsin and produces, packages, markets and distributes prepared foods, including pre-cooked egg patties, omelets, folded and scrambled egg formats, pancakes and waffles. The acquisition has expanded our prepared foods product line and customer base. Our previously announced projects to increase efficiency and expand production capacity are ongoing and expected to continue throughout mid to late fiscal 2027.

During the third quarter of fiscal 2025, we acquired certain assets of Deal-Rite Foods, Inc. and certain of its affiliates ("Deal-Rite"). The assets acquired included two feed mills, storage facilities, usable grain, vehicles, related equipment and a retail feed sales business located in North Carolina. The acquired assets will produce and deliver feed to our nearby shell egg production operations.

During the second quarter of fiscal 2025, we completed a strategic investment with Crepini LLC, establishing a new egg products and prepared foods venture. Crepini LLC, founded in 2007, grew its brand throughout the U.S. and Mexico featuring egg wraps, protein pancakes, crepes, and wrap-ups, which are sold online and in over 3,500 retail stores. The combined entity, located in Hopewell Junction, New York, operates as Crepini Foods LLC ("Crepini"). We capitalized Crepini with approximately $6.75 million in cash to purchase additional equipment and other assets and fund working capital in exchange for a 51% interest in the new venture. Crepini LLC contributed its existing assets and business in exchange for a 49% interest in the new venture.

During the second quarter of fiscal 2025, we acquired the remaining ownership interests in MeadowCreek Foods, LLC ("MeadowCreek") and it became a wholly-owned subsidiary of the Company. Our initial investment in MeadowCreek was in fiscal 2022. MeadowCreek began operations during the fourth quarter of fiscal 2023 with a focus on being a leading provider of hard-cooked eggs.

During the first quarter of fiscal 2025, we acquired substantially all the commercial shell egg production, processing and egg products breaking assets of ISE America, Inc. and certain of its affiliates ("ISE"). The assets acquired included commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 4.7 million laying hens,

including 1.0 million cage-free, 1.2 million pullets, feed mills, approximately 4,000 acres of land, inventories and an egg products breaking facility. The acquired assets also include an extensive customer distribution network across the Northeast and Mid-Atlantic states, and production operations in Maryland, New Jersey, Delaware and South Carolina. These production assets were our first in Maryland, New Jersey and Delaware. This acquisition provided us with an opportunity to enhance our market reach in the Northeast and Mid-Atlantic states.

For additional discussion of our acquisitions during the last two fiscal years, see Note 2 - Acquisitions in Part II. Item 8. Notes to Consolidated Financial Statements.

Egg Industry Background

According to the U.S. Department of Agriculture ("USDA") Agricultural Marketing Service, in 2025 approximately 69% of table eggs produced in the U.S. were sold as shell eggs, with 55% of such shell eggs sold through food-at-home outlets such as grocery and convenience stores, 12% sold to food-away-from home channels such as restaurants and 2% exported. The USDA estimated that in 2025 approximately 31% of eggs produced in the U.S. were sold as egg products (shell eggs broken and sold in liquid, frozen, or dried form).

Given historical consumption trends, we believe that general demand for eggs in the U.S. increases basically in line with the overall U.S. population growth; however, specific events can impact egg supply and consumption in a particular period, as experienced with the 2015 highly pathogenic avian influenza ("HPAI") outbreak, the COVID-19 pandemic (particularly during 2020), and the most recent HPAI outbreaks that started in early 2022. For fiscal 2026, shell egg household penetration was approximately 97%. According to the USDA's Economic Research Service, estimated annual per capita consumption in the U.S. between 2021 and 2025 varied, ranging from 260 to 286 eggs which was directly impacted by available supply. The USDA calculates per capita consumption by dividing total shell egg disappearance in the U.S. by the U.S. population.

The most significant shift in demand over the past decade has been among specialty shell eggs, particularly cage-free eggs. For additional information, see "Specialty Shell Eggs" below.

HPAI

Our industry has been greatly impacted by several outbreaks of HPAI in recent years. Following the HPAI outbreaks in 2015, there were no reported significant outbreaks of HPAI in the commercial table egg layer flocks until February through December 2022. Thereafter, there were no HPAI cases affecting commercial layers until November 2023. Since 2023, outbreaks of HPAI have continued to occur in U.S. poultry flocks. In 2024 and 2025, 40.2 million and 45.2 million commercial layer hens and pullets were depopulated due to HPAI, respectively. To date in 2026, through July 20, 2026, 19.2 million layer hens and pullets have been depopulated due to HPAI.

On March 14, 2026, we experienced an HPAI outbreak within our pullet facility in Maryland, resulting in the depopulation of approximately 352,000 pullets. Subsequent to fiscal 2026, operations have fully resumed.

HPAI is currently widespread in the wild bird population worldwide. Further, according to the U.S. Centers for Disease Control and Prevention ("CDC"), as of July 16, 2026, there have been outbreaks of HPAI in 1,166 herds of dairy cows in 20 states, and 71 human cases in the U.S., almost entirely among poultry and dairy workers, since the latest outbreak began. Two of the human cases resulted in severe illness after the patient was exposed to sick and dead birds in backyard flocks. Both patients were reported to have underlying health conditions and died in 2025. There have been no reported cases of person-to-person spread. According to the CDC, the human health risk to the U.S. public from the HPAI virus is considered to be low. We remain dedicated to robust biosecurity programs across our locations and have invested more than $92 million in biosecurity technology, equipment, supplies, procedures, and training across our locations since the major HPAI outbreak in 2015. However, no farm is immune from HPAI. The extent of possible future outbreaks among U.S. commercial egg layer flocks, with heightened risk during migration seasons, cannot be predicted. According to the USDA, HPAI cannot be transmitted through safely handled and properly cooked eggs. There is no known risk related to HPAI associated with eggs that are currently in the market and no eggs have been recalled relating to HPAI. For additional information, refer to Part I. Item 1A. Risk Factors.

Prices for Shell Eggs

Wholesale shell egg sales prices are a critical component of revenue for the Company. Wholesale shell egg prices are volatile, cyclical, and impacted by a number of factors, including consumer demand, seasonal fluctuations, the number and productivity of laying hens in the U.S. and outbreaks of agricultural diseases such as HPAI. We believe the majority of conventional shell eggs sold in the U.S. in the retail and foodservice channels are sold at prices that take into account, in varying ways, independently

quoted and certified wholesale market prices, such as those published by Urner Barry Publications, Inc. ("UB") or the USDA for shell eggs; however, grain-based or variations of cost plus arrangements are also commonly utilized.

Wholesale prices for cage-free eggs are also quoted by independent sources such as UB and the USDA. There is no independently quoted wholesale market price for other specialty shell eggs such as nutritionally enhanced, organic, pasture-raise and free-range eggs. Specialty shell eggs are typically sold at prices and terms negotiated directly with customers and in the case of cage-free eggs, can be sold at prices that take into account one of the independently quoted markets. Historically, prices for specialty shell eggs have generally been higher due to customer and consumer willingness to pay more for specialty eggs.

The weekly average price for the southeast region for large white conventional shell eggs as quoted by UB is shown below by fiscal quarter for the past three fiscal years along with the average price for the past five fiscal years. The actual shell egg prices that we realize on any given transaction may not necessarily equal quoted market prices because of the individualized terms that we negotiate with individual customers, which take into account many factors. As further discussed in Part II. Item 7. Management's Discussion and Analysis – Results of Operations, egg prices in fiscal 2024 through fiscal 2026 were significantly impacted by HPAI.


Urner Barry Egg Index: Southeast Region, White Large Shell Egg Price per Dozen by Fiscal Year
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
$ per dozen
Q1
Q2
Q3
Q4
FY 24
FY 25
FY 26
Five-year average

Our pricing for shell eggs is negotiated with our customers on individual terms. We sell our shell eggs at prices based on formulas that take into account, in varying ways, one of the independently quoted regional wholesale market prices for shell eggs, our costs of production, such as grain-based, or hybrid models which include elements of cost of production and wholesale market prices.

Almost all of our conventional shell eggs are priced and sold under market-based pricing frameworks or the hybrid models described above, split almost evenly between such frameworks. The majority of our specialty shell eggs are priced and sold under frameworks that are based on cost of production, although we do have some customers that prefer market-based pricing for cage-free eggs. As a result, specialty shell egg prices typically do not fluctuate as much as conventional shell egg prices. We do not sell eggs directly to consumers or set the prices at which eggs are sold to consumers.

Depending on market conditions, input costs and individualized contract terms, the price we receive per dozen eggs in any given transaction may be more than or less than our production cost per dozen.

Feed Costs for Shell Egg Production

Feed is a primary cost component in the production of shell eggs. We routinely fill our feed storage bins during harvest season when prices for feed ingredients, primarily corn and to a lesser extent soybean meal, are generally lower. We currently have the capacity to store 242 thousand tons of corn and soybean meal, and we replenish these stores as needed throughout the year. As the quality and composition of feed is a critical factor in the nutritional value of shell eggs and health of our chickens, we formulate and produce the vast majority of our own feed at our feed mills located near our production plants. Our annual feed requirements for fiscal 2026 were 2.2 million tons of finished feed, of which we manufactured 2.1 million tons.

To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance. Basis is the difference between the local cash price for grain and the applicable futures price. The difference can be due to transportation costs, storage costs, supply and demand, local conditions and other factors. A basis contract is a common transaction in the grain market that allows us to lock-in a basis level for a specific delivery period and wait to set the futures price at a later date. Furthermore, due to the more limited supply for organic ingredients, we may commit to purchase organic ingredients in advance to help ensure supply. Ordinarily, we do not enter into long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the prices of corn and soybean meal.

Our primary feed ingredients, corn and soybean meal, are commodities that are subject to volatile price changes due to weather, various supply and demand factors, transportation and storage costs, speculators, and agricultural, energy and trade policies in the U.S. and internationally, and global instability that could disrupt the supply chain. We purchase the vast majority of our corn and soybean meal from U.S sources but may be forced to purchase internationally when U.S. supplies are not readily available. Feed grains are currently available from an adequate number of sources in the U.S. As a point of reference, a multi-year comparison of the average of daily closing prices per Chicago Board of Trade for each quarter in our fiscal years 2022-2026 is shown below for corn and soybean meal:



Chicago Board of Trade: Observed Fiscal Quarter Average Daily Prices
$550
$450
$350
$250
Soybean meal $ / ton
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
Corn $ / bushel
1Q FY22
2Q FY22
3Q FY22
4Q FY22
1Q FY23
2Q FY23
3Q FY23
4Q FY23
1Q FY24
2Q FY24
3Q FY24
4Q FY24
1Q FY25
2Q FY25
3Q FY25
4Q FY25
1Q FY26
2Q FY26
3Q FY26
4Q FY26
Soybean meal
Corn

Shell Egg Production

Our percentage of dozens produced to sold was 92.1% of our total shell eggs sold in fiscal 2026. We supplement our production through purchases of eggs from others when needed. The quantity of eggs purchased will vary based on many factors such as our own production capabilities and current market conditions. In fiscal 2026, 90.0% of our production came from Company-owned facilities, and 10.0% came from contract producers. The majority of our contract production is with family-owned farms for organic, pasture-raised and free-range eggs. Under a typical arrangement with a contract producer, we own the flock, furnish all feed and critical supplies, own the shell eggs produced and assume market risks. The contract producers own and operate their facilities and are paid a fee based on production with incentives for performance.

The commercial production of shell eggs requires a source of baby chicks for laying flock replacement. We supply the majority of our chicks from our breeder farms and hatch them in our hatcheries in a computer-controlled environment and obtain the balance from commercial sources. The chicks are grown in our own pullet farms and are placed into the laying flock once they reach maturity.

After eggs are produced, they are cleaned, graded and packaged. Substantially all our farms have modern "in-line" facilities which mechanically gather, clean, grade and package the eggs at the location where they are laid. The in-line facilities generate significant efficiencies and cost savings compared to the cost of eggs produced from non-in-line facilities, which are facilities that process their eggs that have been laid at one location and transported to a separate processing facility. The in-line facilities also produce a higher percentage of USDA Grade A eggs, which generally sell at higher prices, compared to eggs that are either not graded or lower grade. Eggs produced on farms owned by contract producers are brought to our processing plants to be graded and packaged. We maintain a Safe Quality Food ("SQF") Management Program which is overseen by our Food Safety Department and senior management team. As of May 30, 2026, every Company-owned processing plant was SQF certified. Because shell eggs are perishable, we do not maintain large egg inventories. Our egg inventory averaged six days of sales during fiscal 2026. We believe our constant focus on production efficiencies and automation throughout our vertically integrated operations enable us to be a low-cost supplier in our markets.

We are proud to have created, implemented and maintained what we believe is a leading poultry Animal Welfare Program ("AWP"). We have aligned our AWP with regulatory, veterinary and certain third-party certifying bodies' guidance to govern the welfare of animals in our direct care and our contract farmers' care. We continually review our AWP to monitor and evolve standards that guide how we hatch chicks, rear pullets and nurture breeder and layer hens. At each stage of our animals' lives, we are dedicated to providing welfare conditions aligned to our commitment to the principles of the internationally recognized *Five Freedoms of Animal Welfare*.

We do not use artificial hormones in the production of our eggs. Hormone use in the poultry and egg production industry has been effectively banned in the U.S. since the 1950s. We have an extensive written protocol that allows the use of medically important antibiotics only when animal health is at risk, consistent with guidance from the U. S. Food and Drug Administration ("FDA") and the Guidance for Judicious Therapeutic Use of Antimicrobials in Poultry, developed by the American Association of Avian Pathologists. When antibiotics are medically necessary, a licensed veterinary doctor will approve and administer approved doses for a restricted period. We do not use antibiotics for growth promotion or performance enhancement.

Specialty Shell Eggs

We are one of the largest producers and marketers of specialty shell eggs in the U.S., which continues to be a significant segment of the market. Specialty shell eggs are intended to meet the demands of consumers sensitive to environmental, health and/or animal welfare issues and, as applicable, to comply with state requirements for cage-free eggs.

Ten states in the U.S. have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or mandated the sale of only cage-free eggs and egg products in their states, with implementation of these laws ranging from January 2022 to January 2030, representing approximately 27% of the total U.S. population according to the 2020 U.S. Census. California, Massachusetts, Colorado, Michigan, Oregon, Washington, and Nevada, which collectively represent approximately 23% of the total U.S. population, have cage-free legislation in effect.

A significant number of our customers have announced goals to either exclusively offer cage-free eggs or significantly increase the volume of cage-free egg sales in the future, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. Our customers' sales initiatives and product mix are constantly changing, making it difficult to accurately predict customer requirements for cage-free eggs. We are focused on adjusting our cage-free production capacity with the goal of meeting the future needs of our customers in light of changing state requirements and our customers' goals. As always, we strive to offer a product mix that aligns with current and anticipated customer purchase decisions. We are engaging with our

customers to help them meet their announced goals and needs. We have invested significant capital in recent years to acquire and construct cage-free facilities, and we expect our focus for future expansion to continue to include cage-free facilities. Our volume of cage-free egg sales has continued to increase and account for a larger share of our product mix. At the same time, we understand the importance of our continued ability to produce more affordable conventional shell eggs to provide our customers with a variety of egg choices and to address hunger in our communities.

Branded Eggs

We are a member of the Eggland's Best, Inc. cooperative ("EB") and produce, market, distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs under a license from EB at our facilities under EB guidelines. EB hens are fed a proprietary diet and offerings include nutritionally enhanced, cage-free, organic, pasture-raised and free-range eggs. *Land O' Lakes*® branded eggs are produced by hens that are fed a whole-grain vegetarian diet and include brown, organic and cage-free eggs.

In 2025, EB was the third best-selling dairy brand in the U.S. By volume, the top two best-selling branded specialty shell egg SKUs in 2025 were EB branded eggs and six out of 10 best-selling SKUs were EB branded eggs. In 2025, our sales (including sales from affiliates) represented approximately 56% of EB branded eggs and 43% of *Land O' Lakes*® branded eggs nationwide.

Our *Farmhouse Eggs*® branded eggs are produced at our facilities by hens that are provided with a vegetarian diet. Our offerings of *Farmhouse Eggs*® include cage-free, organic and pasture raised eggs. We market organic, vegetarian and omega-3 eggs under our *4Grain*® brand, which consists of conventional and cage-free eggs. Our *Sunups*® and *Sunny Meadow*® brands are sold as conventional shell eggs.

We also produce, market and distribute private label specialty and conventional shell eggs to several customers.

Prepared Foods

Our prepared foods offerings include pre-cooked egg patties, omelets, folded and scrambled egg formats, pancakes, waffles and specialty wraps. This segment includes our brands *Van's*® and *Crepini*®.

We produce the vast majority of our prepared foods products at our facilities. The majority of the raw materials used in the production of our prepared foods products are commodities, agricultural-based products, including liquid egg products, as well as packaging material. Liquid egg products are sourced from outside vendors as well as internally. The majority of our raw materials are sourced from U.S. vendors and are generally available from numerous vendors. We monitor changes in price of raw materials and supply chain costs and may be required to implement material price increases or decreases in response to any significant changes in costs.

Marketing and Distribution

In fiscal 2026, we sold our products in 47 states as well as Puerto Rico through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., foodservice distributors and egg product consumers.

The majority of our shell egg and prepared foods sales are based on the daily or short-term needs of our customers. Most sales to established accounts are on payment terms ranging from seven to 30 days. Although we have established long-term arrangements with many of our customers, most of them are free to acquire products from other sources.

The products we sell are either delivered to our customers' warehouse or retail stores, by our own fleet of, or contracted refrigerated delivery trucks, or are picked up by our customers at our processing facilities.

We distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs directly and through our joint ventures, Specialty Eggs, LLC and Southwest Specialty Eggs, LLC, under exclusive license agreements in Alabama, Arizona, Florida, Georgia, Louisiana, Mississippi and Texas, and in portions of Arkansas, California, Kansas, Nevada, North Carolina, Oklahoma and South Carolina. We also have an exclusive license in New York City in addition to exclusivity in select New York metropolitan areas, including areas within New Jersey and Pennsylvania. As discussed above under "Branded Eggs," we also sell our own *Farmhouse Eggs*® *4Grain*®, *Sunups*® and *Sunny Meadow*® branded eggs. We also produce, market and distribute private label specialty and conventional shell eggs to several customers. Our prepared foods offerings include products sold under our brands *Van's*® and *Crepini*®.

Customers

Our top three customers accounted for an aggregate of 43.1%, 49.2% and 49.0% of our net sales dollars for fiscal 2026, 2025, and 2024, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 30.0%, 33.6% and 34.0% of our consolidated net sales dollars for fiscal 2026, 2025 and 2024, respectively.

Competition

The production, processing, and distribution of shell eggs is an intensely competitive business, which has traditionally attracted large numbers of producers in the U.S. Shell egg competition is generally based on price, service and product quality. The shell egg production industry remains highly fragmented. According to *Egg Industry Magazine*, the ten largest producers owned approximately 57% and 54% of industry table egg layer hens at calendar year-end 2025 and 2024, respectively.

The market for prepared foods is highly competitive, and includes national and regional food manufacturers, private label producers, and foodservice suppliers. Competition is based on a variety of factors, including product quality, innovation, service, price, manufacturing capabilities, supply reliability, and customer relationships. The Company believes its vertically integrated supply chain, access to shell egg inputs, manufacturing capabilities, and broad customer relationships position it to compete effectively in these markets.

Seasonality

Retail sales of shell eggs historically have been highest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. Historically, shell egg prices tend to increase with the start of the school year and tend to be highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. As a result, we have historically experienced, and may experience in the future, lower shell egg selling prices, sales volumes and shell egg sales (and have incurred, and may incur in the future, net losses) in our first and fourth fiscal quarters ending in August/September and May/June, respectively. Because of the seasonal and quarterly fluctuations, comparisons of our net sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Certain of our prepared foods exhibit modest seasonality, with demand generally softening during the summer months, particularly in school-related foodservice channels. Overall, demand remains relatively stable given the portfolio’s broad retail and foodservice applications.

Trademarks and License Agreements

The table below shows the trademarks that we owned or licensed pursuant to license agreements at May 30, 2026, as allocated within our reportable segments. We believe these trademarks and license agreements are important to our business.

Reportable Segment	Trademark
Conventional Shell Eggs	*Sunups® and Sunny Meadow®*
Specialty Shell Eggs	*Farmhouse Eggs®, 4Grain®, Egg-Land's Best® and Land O' Lakes®*
Prepared Foods	*Van's® and Crepini®*

Government Regulation

Our facilities and operations are subject to regulation by various federal, state, and local agencies, including, but not limited to, the FDA, USDA, Environmental Protection Agency (“EPA”), Occupational Safety and Health Administration (“OSHA”) and corresponding state agencies. The applicable regulations relate to grading, quality control, labeling, sanitary control and reuse or disposal of waste. Our shell egg facilities are subject to periodic USDA, FDA, EPA and OSHA inspections. Our shell egg production and feed mill facilities as well as our prepared foods operations are subject to FDA, USDA, EPA and OSHA regulation and inspections, as applicable. We maintain inspection programs and in certain cases utilize independent third-party certification bodies to monitor compliance with regulations, our own standards and customer specifications. It is possible that we will be required to incur significant costs for compliance with such statutes and regulations. In the future, additional rules could be proposed that, if adopted, could increase our costs.

Further, the marketing, labeling and advertising of our products are subject to extensive regulation under federal, state and local laws, including consumer protection laws. Changes in legal or regulatory requirements, including with respect to nutrition facts,

allergen disclosures, serving size standards, front-of-pack labeling, ingredient or packaging restrictions, or marketing practices, or differing or evolving enforcement priorities, may increase our compliance costs or require changes to our products, packaging or marketing practices.

A number of states have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or have mandated the sale of only cage-free eggs and egg products in their states. For further information refer to the heading "Specialty Shell Eggs" within this section.

In addition, federal antitrust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance or that could otherwise harm competition, and we cannot guarantee that such approvals would be obtained. Further, current or future federal antitrust regulations may adversely affect current operations or financial condition such as required divestitures or spin-offs of certain business or assets and limitations on the types or amounts of products we could produce.

For more information regarding government regulations that may affect our business, refer to Part I. Item 1A. Risk Factors.

Environmental Regulation

Our operations and facilities are subject to various federal, state, and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we must obtain permits from governmental authorities, including, but not limited to, wastewater discharge permits. We have made, and will continue to make, capital and other expenditures relating to compliance with existing environmental, health and safety laws and regulations and permits. We are not currently aware of any material capital expenditures necessary to comply with such laws and regulations; however, as environmental, health and safety laws and regulations are becoming increasingly more stringent, including those relating to animal wastes and wastewater discharges, it is possible that we will have to incur significant costs for compliance with such laws and regulations in the future.

Human Capital Resources

As of May 30, 2026, we had 4,909 employees, of whom 4,292 worked in operations and marketing, and 617, including our executive officers, were administrative employees. Approximately 3.0% of our personnel are part-time. We also use temporary employment agencies and independent contractors to supplement our workforce when needed; for fiscal 2026, we had 1,943 average monthly contingent workers. As of May 30, 2026, 40 employees were covered by a collective bargaining agreement. We believe our employee relations are good.

Our ability to operate safely, efficiently and in compliance with applicable food, workplace safety and employment regulations depends on attracting, retaining, training and developing employees across our operations, sales, marketing and administrative functions. We focus our human capital efforts on workplace health and safety, employee relations, competitive compensation and benefits, compliance training, operational training and leadership development.

Health and Safety

The health and safety of our employees is a priority. Our Safety and Health Program is designed to promote safe work practices, reduce workplace accidents and illnesses, and support compliance with applicable Occupational Safety and Health Administration requirements. The program applies across the Company and is supported by an enterprise safety committee and site-level safety committees with employee representation.

We review our written safety policies at least annually and monitor safety performance on a monthly basis to identify trends and opportunities for improvement. We also provide multi-lingual safety and compliance training on topics relevant to our operations, including use of personal protective equipment, emergency response, equipment safety, chemical hazard communication, hearing conservation, lockout/tagout procedures, forklift safety and other job-specific safety practices. Contractors and vendors working at our facilities are expected to comply with applicable safety requirements.

Employee Culture and Conduct

We seek to maintain a workplace culture grounded in integrity, respect, productivity and ethical conduct. Our *Code of Ethics and Business Conduct*, *Human Rights Statement* and other employee policies support our commitment to lawful and ethical conduct and to a workplace free from harassment, discrimination, unlawful conduct and retaliation.

We are an Equal Opportunity Employer and prohibit discrimination on any basis protected by applicable federal, state or local law. We are committed to providing employees with opportunities consistent with our operational needs and their experience, goals and contributions.

Compensation, Benefits, Training and Development

We seek to attract, retain and develop employees by offering competitive wages and benefits and by providing training relevant to safety, regulatory compliance, job-specific skills and leadership development. We offer eligible full-time employees a range of health, welfare and retirement benefits, including participation in our KSOP retirement plan, under which the Company contributes shares of Company stock or a cash equivalent equal to 3% of eligible compensation for each pay period in which hours are worked. We also support employee development through safety, compliance and task-specific training, as well as our Management Intern, Management Trainee and informal mentoring programs.

Sustainability

We understand that responsible management of our flocks, among other things, is vital to the production of high-quality eggs and egg products and to the success of the Company. We have engaged in agricultural production for more than 60 years. Our agricultural practices continue to evolve as we continue to strive to meet the need for nutritious, affordable foods to feed a growing population while still exercising responsible natural resource stewardship and conservation. We will publish our sustainability impact report for our fiscal 2025 in the first quarter of fiscal 2027, which will be available on our website. Information contained on our website is not a part of this report on Form 10-K.

Our Corporate Information

We maintain a website at www.calmainefoods.com where general information about our business and corporate governance matters is available. The information contained on our website is not a part of this report. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The following is a description of the known factors that have or may in the future materially affect our business, financial condition or results of operations. They should be considered carefully, in addition to the information set forth elsewhere in this Annual Report on Form 10-K, including under Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in making any investment decisions with respect to our securities. Additional risks or uncertainties that are not currently known to us, or that we are aware of but currently deem to be immaterial or that could apply to any company could also materially adversely affect our business, financial condition or results of operations. See *"Forward-Looking Statements" at the beginning of this report.*

INDUSTRY RISK FACTORS

Market prices of wholesale shell eggs are volatile and decreases in these prices have had, and in the future may have, a materially adverse impact on our revenues and profits.

Our operating results are significantly affected by wholesale shell egg market prices, which fluctuate widely and are outside our control. Wholesale shell egg market prices directly affect the selling prices of our products sold under market-based pricing formulas and may indirectly impact our products sold under cost-based and hybrid pricing formulas as customers may seek to renegotiate the terms of their arrangements during periods of sustained low prices. Accordingly, our historical results are not necessarily indicative of future performance.

Modest increases in industry supply or decreases in demand have resulted in, and may in the future have a material adverse effect on shell egg prices. Low shell egg prices adversely affect our revenues and profits.

Market prices for wholesale shell eggs have been, and in the future may be, volatile and cyclical. Shell egg prices have risen in the past during periods of high demand such as the initial outbreak of the COVID-19 pandemic and periods when high protein diets are popular. Shell egg prices have also risen during periods of constrained supply, such as during outbreaks of highly pathogenic avian influenza ("HPAI"). During times when prices are high, the egg industry has typically produced more eggs, primarily by increasing the number of layers, which historically has ultimately resulted in an oversupply of eggs, leading to periods of lower prices.

As discussed above in Part I. Item 1. Business – Seasonality, seasonal fluctuations impact shell egg prices. Therefore, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

A decline in consumer demand for shell eggs or our prepared foods offerings have had, and in the future may have, a material adverse impact our business.

We believe high-protein diet trends, industry advertising campaigns, the improved nutritional reputation of eggs and an increase in at-home consumption of eggs during the COVID-19 pandemic, have all contributed at one time or another to increased shell egg demand. However, it is possible that the demand for shell eggs will decline in the future. Adverse publicity relating to health or safety concerns and changes in the perception of the nutritional value of shell eggs, changes in consumer views regarding consumption of animal-based products, as well as movement away from high protein diets, have had and in the future may have an adverse effect on demand for shell eggs, which has had and in the future could have a material adverse effect on our results of operations and financial condition.

Certain of our prepared foods offerings are generally subject to changing consumer trends, demands and preferences as well as a modest amount of seasonality. Trends within the prepared foods industry change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our prepared foods brands and products. We strive to respond to consumer preferences and social expectations, but we may not be successful in our efforts. Further, we could be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. Prolonged negative perceptions concerning the health implications of certain food products or ingredients or loss of confidence in the food safety system generally could influence consumer preferences and acceptance of some of our products and marketing programs. Continued negative perceptions and failure to satisfy consumer preferences could have a material adverse effect on our sales, financial condition and results of operations.

Feed costs are volatile and increases in these costs have had, and in the future may have, a material adverse impact our results of operations.

Feed costs are the largest element of our shell egg production cost, typically exceeding 50% of our total farm production costs. Although feed ingredients, primarily corn and soybean meal, are available from a number of sources, we do not have control over the prices of the ingredients we purchase, which are affected by weather, various global and U.S. supply and demand factors, transportation and storage costs, speculators, agricultural, energy and trade policies in the U.S. and internationally, and global instability, including as a result of geopolitical conflicts. For example, while feed costs declined during fiscal 2026, we saw higher prices for corn and soybean meal over the last four fiscal years as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions, and geopolitical conflicts and their impact on the export markets. Our costs for corn and soybean meal are also affected by local basis prices.

Increases in feed costs unaccompanied by increases in the selling price of eggs have had and in the future may have a material adverse effect on the results of our operations and cash flow. Decreases in feed costs can lead to increased egg production and increases in the egg supply, possibly resulting in lower egg prices and lower revenue.

Increases in other input costs such as packaging materials, delivery expenses, construction materials and equipment, including as a result of inflation and tariffs, have had and in the future may have, a material adverse impact on our profitability.

In addition to feed ingredient costs, other significant input costs include costs of packaging materials and delivery expenses. Our costs of packaging materials increased during the past three fiscal years due to inflation and higher labor costs, and these costs may continue to increase. We have also experienced increases in delivery expenses due to increases in fuel and labor costs for both our fleet and contract trucking, and these costs may continue to increase. Changes in U.S. trade and tariffs policies have caused and may continue to cause higher costs for construction materials, equipment, packaging and other items. Increases in these costs are largely outside of our control and could have a material adverse effect on our profitability and cash flow.

Agricultural risks, including outbreaks of avian diseases such as HPAI, have harmed and in the future could harm our business.

Our shell egg production activities are subject to a variety of agricultural risks. Unusual or extreme weather conditions, disease and pests have had and in the future may have a material adverse effect on the quality and quantity of shell eggs we produce and distribute. HPAI is currently widespread in the wild bird population worldwide. Outbreaks of HPAI among poultry occur periodically worldwide, including recently in the U.S., with an increased risk during migratory seasons for wild birds. HPAI outbreaks in the U.S. have in the past caused significant depopulation of U.S. commercial table egg layer flocks, which contributed to lower shell egg supplies and higher shell egg prices. For example, during the third and fourth quarters of fiscal 2024, we experienced HPAI outbreaks within our facilities located in Kansas and Texas, and in March of 2026 we experienced a HPAI outbreak within our pullet facility in Maryland, resulting in the depopulation of approximately 352,000 pullets. For additional information, refer to Part I. Item 1. Business – HPAI.

We maintain controls and procedures designed to reduce the risk of exposing our flocks and employees to harmful diseases; however, despite these efforts, outbreaks of avian diseases have occurred and may occur, which has had and in the future may have a material adverse impact on the health of our flocks and in the future could adversely impact the health of our employees. Continued or intensified spread of HPAI could have a material adverse impact on our financial results by, among other things, decreasing revenue, increasing costs, increasing government restrictions on the sale and distribution of our products, other new regulatory requirements and requiring us to euthanize the affected layers. Negative publicity from HPAI outbreaks within our industry can negatively impact customer perception. If a substantial portion of our layers or production facilities are affected by any of these factors in any given quarter or year, our business, financial condition, and results of operations could be materially and adversely affected.

Our shell eggs, prepared foods and egg products offerings are susceptible to contamination, and we may be required to, or we may voluntarily, recall contaminated products.

We sell food products for human consumption, including shell eggs, prepared foods and egg products, which involves food safety risks such as:

- food contamination caused by disease-producing organisms or pathogens, such as Listeria monocytogenes, Salmonella Enteritidis, and pathogenic E Coli., including contamination caused by introduction of pathogens as a result of improper handling by customers or consumers (over which we have no control), or by operational errors by suppliers or co-manufacturers or in our facilities;
- mislabeling, including with respect to food allergens;
- food spoilage;
- nutritional and health-related concerns; and
- product tampering.

Shipment of contaminated, mislabeled, spoiled or otherwise deficient products, even if inadvertent, could result in a violation of law and lead to increased risk of exposure to product liability claims, product recall or withdrawal and scrutiny by federal, state and local regulatory agencies. We have little, if any, control over proper handling once the product has been shipped or delivered. In addition, products purchased from other producers could contain contaminants, or be spoiled, mislabeled or otherwise deficient that might be inadvertently redistributed or sold by us. As such, we might decide or be required to recall or withdraw a product if we, our customers or regulators believe it poses a potential health risk. This has occurred in the past and may occur in the future. Any shipment of deficient product or any action taken in response, such as a product recall or withdraw, could result in a loss of consumer confidence in our products, adversely affect our reputation with existing and potential customers and have a material adverse effect on our business, results of operations and financial condition. We currently maintain insurance with respect to certain of these risks, including product liability insurance, business interruption insurance, product recall insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain, and no assurance can be given that such insurance will adequately cover our costs or can be maintained in the future on acceptable terms or in sufficient amounts to protect us against losses due to any such events, or at all.

BUSINESS AND OPERATIONAL RISK FACTORS

Our acquisition growth strategy subjects us to various risks.

As discussed in Part I. Item I. Business – Growth Strategy, we plan to continue to pursue a growth strategy that includes, in part, selective acquisitions of other businesses engaged in the production and sale of shell eggs and prepared foods, with a priority on those that will facilitate our ability to expand our specialty shell egg and prepared foods production capabilities in key locations and markets. We may over-estimate or under-estimate the demand for specialty shell eggs or our prepared foods offerings, which

could cause our acquisition strategy to be less-than-optimal for our future growth and profitability. The number of existing businesses with specialty shell egg capacity that we may be able to purchase is limited. Conversely, when we acquire specialty shell egg production capacity, which is more expensive to purchase and operate, and customer demands or legal requirements for specialty shell eggs were to change, any resulting lack of demand for specialty shell eggs has and in the future may result in higher costs and lower profitability.

Although we had already diversified our business with some prepared foods product offerings, our acquisition of Echo Lake Foods in the first quarter of fiscal 2026 represented a significant expansion of our strategy to diversify our product mix to include more prepared foods. Accordingly, we have experienced and in the future may experience unexpected challenges in integrating and managing the prepared foods businesses and brands that we acquire from time to time. Integrating the prepared foods businesses and brands that we acquire, may be more costly or time-consuming than we expect. Even if these businesses and brands are successfully integrated, we may not realize the benefits we expect from the acquisitions, including the synergies, cost savings, reduction in earnings volatility, strong management team, margin expansion, financial returns, new or expanded customer and vendor relationships, or sales or growth opportunities. Our experience managing prepared foods businesses is much more limited than our experience managing our shell egg and egg products businesses, and our strategy to diversify our product mix to include more prepared foods may not produce the favorable financial and other results that we anticipate. For additional information regarding our acquisitions and our strategy to diversify our product mix to include more prepared foods, see Part I. Item 1. Business – Acquisitions and Growth Strategy.

Acquisitions require capital resources and can divert management's attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct prior to our acquisition of a business that were unknown to us at the time of acquisition. We could incur significantly greater expenditures in integrating an acquired business than we anticipated at the time of its purchase.

We cannot assure you that we:

- will identify suitable acquisition candidates;
- can consummate acquisitions on acceptable terms;
- can successfully integrate an acquired business into our operations; or
- can successfully manage the operations of an acquired business.

No assurance can be given that businesses we acquire in the future will contribute positively to our results of operations or financial condition. In addition, federal antitrust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance or that could otherwise negatively affect competition, and we cannot guarantee that such approvals would be obtained. Further, current or future federal antitrust regulations may adversely affect current operations or financial condition such as required divestitures or spin-offs of certain business or assets and limitations on the types or amounts of products we could produce.

The consideration we pay in connection with any acquisition affects our financial results. If we pay cash, we could be required to use a portion of our available cash or credit facility to consummate the acquisition. To the extent we issue shares of our Common Stock, existing stockholders may be diluted. In addition, acquisitions may result in additional debt. Our ability to access any additional capital that may be needed for an acquisition may be adversely impacted by higher interest rates and economic uncertainty.

Disruptions to our production, supply chain or distribution operations, or to the operations of key customers or sales channels, could have a material adverse effect our business and operations.

Our ability to produce, supply and distribute shell eggs and prepared foods efficiently and reliably is critical to our success. Our operations depend on the continued availability and effective functioning of our production facilities, supply chain, logistics and distribution networks, some of which are supported by third-party providers. A significant disruption to any of these capabilities, whether due to operational failures, labor shortages, transportation disruptions, facility outages, facility upgrades or other events, could impair our ability to meet customer requirements or operate in a profitable manner. For example, Echo Lake Foods has and is expected to continue to experience a temporary reduction in production volumes and higher costs, which began late in the second quarter of fiscal 2026 and are expected to be completed in fiscal 2027. We may not be able to successfully complete these expansion projects timely or on budget, if at all.

In addition, we rely on our customers and established sales channels to sell our products to ultimate consumers. Disruptions affecting a significant customer, distributor, foodservice provider, retailer or other sales channel, including operational disruptions or changes in purchasing or distribution practices, could result in reduced sales volumes, delays in product movement, or changes in the mix of products sold. Any such disruptions could have a material adverse effect on our results of operations and financial condition.

Our largest customers have accounted for a significant portion of our net sales, and the loss of, reduced purchases by, or pricing pressure from, one or more of such large customers could have a material adverse effect on our business.

Our top three customers accounted for an aggregate of 43.1%, 49.2% and 49.0% of our net sales for fiscal 2026, 2025 and 2024, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 30.0%, 33.6% and 34.0% of net sales dollars for fiscal 2026, 2025 and 2024, respectively. Although we have established long-term relationships with most of our customers who continue to purchase from us based on our ability to service their needs, they are generally free to acquire our products from other sources. If, for any reason, one or more of our large customers were to purchase significantly less of our products in the future, terminate their purchases from us or demand significantly lower pricing, and we were not able to sell our products to new customers at comparable levels, it would have a material adverse effect on our business, financial condition, and results of operations.

The sophistication and buying power of certain of our customers, including their ability to expand private-label offerings, could adversely affect our pricing, margins and results of operations.

Certain of our customers, including large retailers, warehouse clubs, foodservice providers and distributors, are large and sophisticated and have significant bargaining power. These customers may be more capable of resisting price increases and may demand lower pricing, increased promotional activity, alternative pricing structures, or customized products and services. In addition, some of these customers have the scale and resources to operate with reduced inventories, modify sourcing strategies, or develop and market their own private-label or store-brand products that directly compete with our branded and specialty offerings. Shelf space and product placement at retail customers are not guaranteed, and customers may choose to allocate shelf space to competing products, including private-label or lower-priced alternatives.

These risks may be exacerbated during periods of economic weakness, inflation, or elevated food prices, when consumers may trade down to lower-priced options, reduce purchases of specialty products, or shift purchases to private-label offerings. If we are unable to effectively respond to these competitive pressures through pricing, cost control, operational efficiencies, or product innovation, or if our customers materially change their purchasing practices or expand competing private-label offerings, our sales volumes, profitability and results of operations could be materially adversely affected.

High market prices for eggs, primarily caused by HPAI-related reductions in supply, have led to pressure from customers to change long-standing market-based pricing frameworks and/or otherwise reduce the price of our eggs and may do so in the future. A material change in our sales arrangements with key customers could have a material adverse effect on our revenues, gross profits and net income. Other reactions to high egg prices, including by state or federal government agencies, may also adversely impact our business.

Market prices for wholesale shell eggs have been volatile and cyclical over time. Market prices for eggs tend to increase during and following outbreaks of agricultural diseases in the egg industry that reduce the supply of eggs, which has occurred during HPAI outbreaks, until the supply and demand balance is restored. Some of our sales arrangements with customers, particularly for conventional shell eggs, are based on formulas that take into account, in varying ways, independently quoted regional wholesale market prices for eggs. High market prices for eggs have led to pressure from customers to change longstanding market-based pricing frameworks and/or otherwise reduce the price of our eggs and may do so in the future. To remain competitive and retain our customers and gain new ones, we must consider our customer relationships and the reactions and potential reactions of competitors. A material change in our sales arrangements with key customers could have a material adverse effect on our revenues and gross profits.

Other reactions to high egg prices, including investigations or lawsuits by state or federal government agencies or private plaintiffs, may also adversely impact our business. In March 2025, we received a civil investigative demand in connection with a widely publicized investigation by the Antitrust Division of the Department of Justice ("DOJ") into the causes behind nationwide increases in egg prices. We settled the case in June 2026, but the settlement remains subject to court approval which may or may not be obtained. Since November 2025, we have been named as a defendant, along with other egg producers and industry associations, in various class actions that allege the defendants conspired to fix the prices of conventional shell eggs nationwide, primarily through manipulation of industry price benchmarks, coordinated reporting, and supply restrictions, particularly during the 2022 avian flu outbreak. In addition, persistent high egg prices may cause some consumers to purchase fewer eggs. Persistent high-price cycles, investigations and lawsuits may also increase attention on the egg industry, and the Company specifically, by state and federal government agencies or plaintiffs, which may lead to additional government investigations, lawsuits or related activities, including but not limited to the adoption of new regulations. For further discussion, see Part I. Item 3. Legal Proceedings below and Part II. Item 8. Notes to the Consolidated Financial Statements, 16 - Commitments and Contingencies. The potential impacts of these reactions on our business are unclear, unpredictable and may divert our resources and attention from our core business activities, which may have a material adverse effect on our business.

Our business is highly competitive.

The production and sale of fresh shell eggs, which accounted for 84.6% to 94.3% of our net sales in our last three fiscal years, is intensely competitive. We compete with a large number of competitors that may prove to be more successful than we are in producing, marketing and selling shell eggs. We cannot provide assurance that we will be able to compete successfully with any or all of these companies. Increased competition could result in price reductions, greater cyclicality, reduced margins and loss of market share, which would negatively affect our business, results of operations, and financial condition.

In addition, our growth strategy includes expansion of our product offerings including prepared foods. The prepared foods business is intensely competitive and includes competition from other prepared food companies and other suppliers of prepared and convenience foods, including restaurants, grocery stores and convenience stores, many of which have more experience or scale operating prepared and convenience foods businesses. In response to these competitive pressures, we may have to reduce the prices of our products, or increase or reallocate our spending on marketing, advertising and promotional activity. Competitive pressures may also restrict our ability to increase prices, including in response to commodity and other input cost increases. Our profits could decrease if either a reduction in prices or increase in costs without comparable increase in price is not offset with increased sales volume. Alternatively, if we do not reduce our prices or increase our prices, as applicable, and our competitors seek advantage through pricing or promotional changes, our revenues, profitability and market share could be adversely affected.

We are dependent on our management team, and the loss of any key member of this team may have a material adverse effect on the implementation of our business plan in a timely manner.

Our success depends largely upon the continued service of our senior management team and the recruitment of additional team members as we grow. The loss or interruption of service of one or more of our key executive officers could have a material adverse effect on our ability to manage our operations effectively and/or pursue our growth strategy. We have not entered into any employment or non-compete agreements with any of our executive officers. Competition could cause us to lose talented employees, and unplanned turnover could deplete institutional knowledge. Increased competition for employees has, and may continue to, result in increased costs.

Our business is dependent on our information technology systems and software, and failure to protect against or effectively respond to cyber-attacks, security breaches, or other incidents involving those systems, could adversely affect day-to-day operations and decision making processes and have a material adverse effect on our performance and reputation.

The efficient operation of our business depends on our information technology systems, which we rely on to effectively manage our business data, communications, logistics, accounting, regulatory and other business processes. If we do not allocate and effectively manage the resources necessary to build and sustain an appropriate technology environment, our business, reputation, or financial results could be negatively impacted. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including systems failures, natural disasters, terrorist attacks, viruses, ransomware, security breaches or cyber incidents. Cyber-attacks are becoming more sophisticated and are increasing in the number of attempts and frequency by groups and individuals with a wide range of motives. We have experienced and expect to continue to experience attempted cyber-attacks of our information technology systems or networks.

We regularly engage with third-party service providers as part of our operations to provide a high level of service to our customers. We have implemented certain practices and policies to minimize the potential risks associated with the exchange of information with contracted vendors. Despite these practices and policies, we cannot guarantee that information technology systems of our third-party service providers will prevent and detect all cybersecurity breaches and incidents. Although we require third-party service providers to notify us upon a potential breach or incident, there is a potential risk that our business, reputation, or financial results could be negatively impacted by cybersecurity incidents at their businesses.

Additionally, future or past business transactions (such as acquisitions or integrations) have exposed and in the future may expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated businesses, and it may be difficult to integrate businesses into our information technology environment and security program.

Our information technology systems also subject us to numerous data privacy obligations. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy obligations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy obligations, we could face significant consequences, including but not limited to government enforcement actions and litigation. A security breach of sensitive information could result in damage to our reputation and our relations with our customers or employees. Any such damage or interruption could have a material adverse effect on our business.

Technology and related business and regulatory requirements continue to change rapidly. Failure to update or replace legacy systems to address these changes could result in increased costs, including remediation costs, system downtime, third party litigation, regulatory actions or cyber security vulnerabilities which could have a material adverse effect on our business.

We are currently implementing a new enterprise resource planning ("ERP") system, and difficulties with this transition could have a material adverse effect on our business.

We are in the process of replacing and modernizing our core financial and operational systems through a new ERP platform. This implementation is a complex, multi-phase project that has and will require significant investment of time, capital, and internal resources. There can be no assurance that the ERP system will be implemented on the expected timeline, within budget or with the intended functionality.

Challenges associated with the ERP transition, including data conversion issues, system integration problems, process redesign, user adoption difficulties, or disruptions to existing operations could impair our ability to process transactions, manage our supply chain and human resources, produce accurate and timely financial reports, maintain effective internal controls over financial reporting or otherwise disrupt our business operations. The implementation may also divert management's attention from normal business operations.

If we are unable to successfully complete the ERP implementation, or if unexpected issues arise during the transition, our business, financial condition, results of operations, and internal control environment could be materially adversely affected.

Labor shortages or increases in labor costs have had and in the future could have a material adverse impact on our business and results of operations.

Our success is dependent upon recruiting, motivating, and retaining staff to operate our production facilities. Approximately 80.7% of our employees are paid at hourly rates, often in entry-level positions. While all our employees are paid at rates above the federal minimum wage requirements, any significant increase in local, state or federal minimum wage requirements could increase our labor costs. In addition, any regulatory changes requiring us to provide additional employee benefits or mandating increases in other employee-related costs, such as unemployment insurance or workers compensation, would increase our costs. A shortage in the labor pool, which may be caused by competition from other employers, the remote locations of many of our production facilities, decreased labor participation rates or changes in government-provided support or immigration laws or policies, particularly in times of lower unemployment, has had and in the future could have an adverse material effect on our business and results of operations. A shortage of labor available to us could cause our production facilities to operate with reduced staff, which could negatively impact our production capacity and efficiencies. In fiscal 2025 and 2026, labor wages continued to rise due to inflation and low unemployment. Any significant labor shortages or increases in our labor costs has had, and in the future could have, a material adverse effect on our results of operations.

We also rely on third-party suppliers for the provision of contingent workers, and our failure to effectively manage our use of such contingent workers could increase our costs and adversely affect our results of operations. We may be subject to shortages, oversupply, or fixed contractual terms relating to contingent workers. Our ability to manage the size and cost of our contingent workforce may be subject to additional constraints imposed by local laws.

Global or regional health crises, including pandemics or epidemics, could have a material adverse impact on our business and operations.

The effects of global or regional pandemics or epidemics have had and in the future may have a significant impact on our operations. Although demand for our products could increase as a result of restrictions such as travel bans and restrictions, quarantines, shelter-in-place orders, and business and government shutdowns, which can prompt more consumers to eat at home, these restrictions could also significantly increase our cost of doing business due to labor shortages, supply-chain disruptions, increased costs and decreased availability of packaging supplies or feed, and increased medical and other costs. We experienced these impacts as a result of the COVID-19 pandemic, primarily during our fiscal years 2020 and 2021. The impacts of health crises are difficult to predict and depend on numerous factors including the severity, length and geographic scope of the outbreak, resurgences of the disease and variants, availability and acceptance of vaccines, and governmental, business and individuals' responses.

LEGAL AND REGULATORY RISK FACTORS

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers. In particular, changes in customer preferences and state legislation

have accelerated an increase in demand for cage-free eggs, which increases uncertainty in our business and increases our costs.

We and many of our customers face pressure from animal rights groups, such as People for the Ethical Treatment of Animals and the Humane Society of the U. S., to require companies that supply food products to operate their businesses in a manner that treats animals in conformity with certain standards developed or approved by these groups. In general, we may incur additional costs if we conform our practices to address any of these standards or to defend our existing practices to protect our image with our customers. The standards promoted by these groups change over time, but typically require minimum cage space for hens, among other requirements, and some of these groups have led successful legislative efforts to ban any form of caged housing in various states.

As discussed in Part I. Item 1. Business - Government Regulation, ten states have passed minimum space and/or cage-free requirements for hens, and other states are considering such requirements. In addition, a significant number of our customers have announced goals to either exclusively offer cage-free eggs or significantly increase the volume of cage-free egg sales in the future, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. While we anticipate that our retail and foodservice customers will continue to transition to selling cage-free eggs given publicly stated goals, there is no assurance that this transition will take place or take place according to the timeline of current cage-free goals. For example, customers may accelerate their transition to stocking cage-free eggs, which may challenge our ability to meet the cage-free volume needs of those customers and result in a loss of shell egg sales. Similarly, customers who commit to stock greater proportional quantities of cage-free eggs are under no obligation to continue to do so, which may result in an oversupply of cage-free eggs and result in lower specialty shell egg prices, which could reduce the return on our capital investment in cage-free production. In addition, on July 9, 2025, the DOJ filed a lawsuit against the State of California alleging that California's cage-free laws "impose burdensome red tape on the production of eggs and poultry products nationally in violation of the Supremacy Clause of the U.S. Constitution" and lead to higher egg prices for U.S. consumers. Although this lawsuit was dismissed in March 2026, potential similar future litigation could further complicate and the cage-free egg landscape and affect our ability to successfully navigate these issues.

Changing our infrastructure and operating procedures to conform to consumer preferences, customer demands, laws and challenges to these laws has resulted and will continue to result in additional costs, including capital and operating cost increases.

In response to our customers' announced goals and increased legal requirements for cage-free eggs, we have increased capital expenditures to increase our cage-free production capacity. We are also enhancing our focus on cage-free capacity when considering acquisition opportunities. Our customers typically do not commit to long-term purchases of specific quantities or type of eggs with us, and as a result, we cannot predict with any certainty which types of eggs they will require us to supply in future periods. The production of cage-free eggs is more costly than the production of conventional shell eggs, and these higher production costs contribute to the prices of cage-free eggs, which historically have typically been higher than conventional shell egg prices. Many consumers prefer to buy less expensive conventional shell eggs. These consumer preferences, in addition to the regulatory landscape, may in turn influence our customers' future needs for cage-free and conventional shell eggs. Due to these uncertainties, we may over-estimate future demand for cage-free eggs, which could increase our costs unnecessarily, or we may under-estimate future demand for cage-free eggs, which could harm us competitively. If our competitors obtain non-cancelable long-term contracts to provide cage-free eggs to our existing or potential customers, then there may be decreased demand for our cage-free eggs due to these lost potential sales. If we and our competitors increase cage-free egg production and there is no commensurate increase in demand for cage-free eggs, this overproduction could lead to an oversupply of cage-free eggs, reducing the sales price for specialty shell eggs and our return on capital investments in cage-free production.

Failure to comply with applicable governmental regulations, including environmental regulations, could harm our operating results, financial condition, and reputation. Further, we may incur significant costs to comply with any current or future regulations.

We are subject to federal, state and local regulations relating to grading, processing, packaging, quality control, distribution, advertising, labeling, sanitary control, food safety, storage, waste disposal, and other areas of our business and may be subject to additional regulations in the future. As a fully-integrated shell egg producer, our shell egg facilities are subject to regulation and inspection by the USDA, OSHA, EPA and FDA, as well as state and local health and agricultural agencies, among others. Our shell egg production and feed mill facilities as well as our prepared foods operations are subject to FDA, USDA, EPA and OSHA regulation and inspections, as applicable. In addition, rules are often proposed that, if adopted as proposed, could increase our costs.

Further, the marketing, labeling and advertising of our products are subject to extensive regulation under federal, state and local laws, including consumer protection laws. We make statements in our marketing, labeling and advertising regarding, among other things, product attributes, nutritional content, sourcing practices, animal welfare standards and sustainability characteristics. These statements may be challenged as false, misleading or deceptive. Changes in legal or regulatory requirements, including

with respect to nutrition facts, allergen disclosures, serving size standards, front-of-pack labeling, ingredient or packaging restrictions, or marketing practices, or differing or evolving enforcement priorities, may increase our compliance costs or require changes to our products, packaging or marketing practices. Failure, or a perceived failure, to comply with applicable regulations could subject us to civil penalties, injunctions, product relabeling, recalls or withdrawals, loss of necessary approvals or permits, loss of customers or damage to our reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operations and facilities are subject to various federal, state and local environmental, health, and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we are required to obtain permits from governmental authorities, including, but not limited to wastewater discharge permits and manure and litter land applications.

If we fail to comply with applicable laws or regulations, or fail to obtain necessary permits, we could be subject to significant fines and penalties or other sanctions, our reputation could be harmed, and our operating results and financial condition could be materially adversely affected. In addition, because these laws and regulations are becoming increasingly more stringent, it is possible that we will be required to incur significant costs for compliance with existing and future laws and regulations.

Events beyond our control, such as extreme weather, natural disasters and changing climate conditions, and legal or regulatory responses may have a material adverse impact on our business and results of operations.

Extreme weather events, such as derechos, wildfires, drought, tornadoes, hurricanes, other storms, excessive cold or heat, floods or other natural disasters, as well as other events beyond our control, such as bioterrorism, water rights restrictions and other fire events, some of which have in the past and in the future could have a material adverse effect on our operating results and financial condition. Such events have, and in the future may, among other things, cause one or more of the following: impair the health or growth of our flocks, decrease production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, discharges from overtopped or breached wastewater treatment lagoons, damage to our production and processing facilities, labor shortages or disruption of transportation channels.

Increased global temperatures and more frequent occurrences of extreme weather events may cause crop and livestock areas to become unsuitable, including due to water scarcity or high or unpredictable temperatures, which may result in much greater stress on food and water systems and more pronounced food insecurity globally. Lower global crop production, including corn and soybean meal, which are the primary feed ingredients that support the health of our animals, may result in significantly higher prices for these commodity inputs, impact our ability to source the commodities we use to feed our flocks, and negatively impact our ability to maintain or grow our operations. Changing climate conditions may increasingly expose workers and animals to high heat and humidity stressors that adversely impact poultry production and our costs. Increased greenhouse gas emissions may also negatively impact air quality, soil quality and water quality, which may hamper our ability to support our operations, particularly in higher water- and soil-stressed regions.

Increasing frequency of severe weather events may negatively impact our ability to raise poultry and produce eggs profitably or to operate our transportation and logistics supply chains. These changes may cause us to change, significantly, our day-to-day business operations and our strategy. Changing climate conditions and extreme weather events may also impact demand for our products given evolution of consumer food preferences. Even if we take measures to position our business in anticipation of such changes, compliance with current and future legal or regulatory requirements may require significant management time, oversight and enterprise expense. We may also incur significant expense tied to regulatory fines if laws and regulations are interpreted and applied in a manner that is inconsistent with our business practices. We can make no assurances that our efforts to prepare for these adverse events will be in line with future market and regulatory expectations and our access to capital to support our business may also be adversely impacted.

Current and future litigation and other legal matters could expose us to significant liabilities and have a material adverse effect on our business reputation.

We and certain of our subsidiaries are involved in various legal proceedings and other legal matters. Litigation, government investigations and other legal matters are inherently unpredictable and costly, and although we believe we have meaningful defenses in these matters, we may incur liabilities due to adverse judgments or penalties or we may enter into settlements of claims, which could have a material adverse effect on our results of operations, cash flow and financial condition. For a discussion of our ongoing legal proceedings see Part I. Item 3. Legal Proceedings below and Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 - Commitments and Contingencies. Such lawsuits, investigations and other legal matters are expensive to respond to and defend, divert management's attention, and may result in significant adverse judgments, penalties or settlements. In addition, legal proceedings may expose us to negative publicity, all of which could have a material adverse effect on our business, financial condition, result of operations, reputation and customer preference for our products and brands.

FINANCIAL AND ECONOMIC RISK FACTORS

Economic conditions, including inflation and interest rates, could negatively impact our business.

Economic conditions, including inflation and interest rates, may adversely affect our business by:

- Limiting our access to capital markets or increasing the cost of capital we may need to grow or operate our business;
- Changing consumer spending and habits and demand for eggs, particularly higher-priced eggs, as well as prepared foods;
- Restricting the supply of energy sources or increasing our cost to procure energy; or
- Reducing the availability of feed ingredients, packaging material, and other raw materials, or increasing the cost of these items.

Deterioration of economic conditions could also negatively impact:

- The financial condition of our suppliers, which may make it more difficult for them to supply raw materials;
- The financial condition of our customers, which may decrease demand for eggs and prepared foods or increase our bad debt expense; or
- The financial condition of our insurers, which could increase our cost to obtain insurance, and/or make it difficult for our insurers to meet their obligations in the event we experience a loss due to an insured peril.

According to the U.S. Bureau of Labor Statistics, from June 2021 to June 2022, the Consumer Price Index for All Urban Consumers ("CPI-U") increased 9.1%, the largest 12-month increase since the period ending December 1981. The CPI-U increased 3.3%, 2.4% and 4.2% annually from May 2023 to May 2026. Inflationary costs have increased our input costs, and if we are unable to pass these costs through to the customer it could have a material adverse effect on our business.

We hold significant cash balances in deposit accounts with deposits in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). In the event of a bank failure at an institution where we maintain deposits in excess of the FDIC-insured amount, we may lose such excess deposits.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business, including trademarks, copyrights and trade secrets. For example, we own the trademarks *Farmhouse Eggs*®, *4Grain*®, *Sunups*®, *Sunny Meadow*®, *Van's*®, and *Crepini*®. We produce and market *Egg-Land's Best*® and *Land O' Lakes*® under license agreements with EB. We have invested a significant amount of money in establishing and promoting our trademarked brands. The loss or expiration of any intellectual property could require us to rebrand or discontinue affected products, reduce sales volumes, or incur additional costs and may enable our competitors to compete more effectively with us by allowing them to make and sell products substantially similar to those we offer. This could negatively impact our ability to produce and sell those products, thereby having a material adverse effect on our business, financial condition and results of operations.

Impairment in the carrying value of goodwill or other assets could negatively affect our results of operations or net worth.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is reviewed at least annually for impairment by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of May 30, 2026, we had $97.1 of goodwill. While we believe the current carrying value of this goodwill is not impaired, future goodwill impairment charges could have a material adverse effect on our results of operations in any particular period and our net worth.

RISK FACTORS RELATING TO OUR COMMON STOCK

Provisions of our certificate of incorporation, bylaws, and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which an investor might otherwise receive a premium for its shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

- provide for the division of the Board into three classes as nearly equal in size as practicable with staggered three-year terms and limit the removal of directors and the filling of vacancies;
- authorize our Board to set the terms of and issue preferred stock, without stockholder approval, that could be issued to persons friendly to management or could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our Board;
- prohibit stockholder action by written consent;
- prohibit stockholders from calling special meetings of stockholders;
- establish advance notice requirements for stockholder nominations to our Board or for stockholder proposals that can be acted on at stockholder meetings; and
- require the approval of the holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, in order to amend our certificate of incorporation and bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

The price of our Common Stock may be affected by the availability of shares for sale in the market, and investors may experience significant dilution as a result of future issuances of our securities, which could have a material adverse effect on the market price of our Common Stock.

The sale or availability for sale of substantial amounts of our Common Stock could adversely impact the price of our Common Stock. Our Fourth Amended and Restated Certificate of Incorporation authorizes us to issue 120,000,000 shares of our Common Stock and 10,000,000 shares of preferred stock. As of July 22, 2026, there were 46,917,080 shares of our Common Stock outstanding and no shares of preferred stock outstanding. Accordingly, a substantial number of shares of our Common Stock remain authorized for issuance and could become available for sale in the market. Our Fourth Amended and Restated Certificate of Incorporation authorizes our Board to set the terms of and issue preferred stock, without stockholder approval, and such shares if issued could dilute the voting and economic interests of holders of Common Stock. Also, we may be obligated to issue additional shares of our Common Stock in connection with employee benefit plans (including equity incentive plans or under our KSOP).

In the future, we may decide to raise capital through offerings of our Common Stock, preferred stock, additional securities convertible into or exchangeable for our Common Stock or preferred stock, or rights to acquire those securities or our Common Stock or preferred stock. We may also issue such securities as consideration in an acquisition. The issuance of such securities could result in dilution of existing stockholders' equity interests in us. Issuances of substantial amounts of our Common Stock or preferred stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Stock.

The price of our Common Stock may fluctuate significantly.

The market price of our Common Stock has fluctuated significantly and may continue to do so for various reasons including, but not limited to, the following, many of which are beyond our control:

- our quarterly or annual earnings or those of other companies in our industry;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- changes in recommendations by research analysts who track our Common Stock or the stock of other companies in our industry, or a decision by such an analyst to reduce or cease coverage regarding our Common Stock;
- changes in general conditions in the U.S. and global economy, financial markets or our industry, including those resulting from changes in trade and tariff policies, changes in fuel prices or fuel shortages, geopolitical conflicts, incidents of terrorism, pandemics or responses to such events;
- changes in the competitive landscape for our business, including any changes resulting from industry consolidation whether or not involving us;
- our liquidity position;
- future sales of our Common Stock;
- any changes in our dividend policy or share repurchase program; and
- other risks, including those described in this Risk Factors section.

The actual timing, number and value of shares repurchased under our share repurchase program will be determined by management in its discretion and will depend on a number of factors, including but not limited to, the market price of our Common

Stock and general market and economic conditions. The share repurchase program may be suspended, modified or discontinued at any time without prior notice.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We understand the importance of cybersecurity and its role in the success of the Company. Our business operations depend on the effective use of our information systems in order to properly serve our customers, manage our business and track and report our financial results. Our information technology team considers risks from cybersecurity threats in the implementation and execution of our business processes. We consider and assess the risks from cybersecurity threats as part of our overall risk assessment process using the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

In order to identify, assess and manage material risks arising from cybersecurity threats, we maintain internal resources to monitor and quickly respond to such threats. We perform vulnerability scans and penetration testing designed to test the effectiveness of our security practices. We engage third-party service providers to assist in the evaluation of our internal controls over our information systems through audit and consulting services to test the design and operational effectiveness of security controls. We continually monitor our systems to detect and identify cybersecurity threats. Prior to contracting with third-party vendors, we perform risk assessments of the vendors and require the vendors to manage cybersecurity risks to our business operations as well as notify us of any potential or known cybersecurity risks. We also require our employees to complete training programs to increase their awareness of and sensitivity to cybersecurity threats. These training programs include the identification of such threats and the proper responses to a potential cybersecurity beach that aligns with our adopted processes.

The Company has developed a response process in the event of a cybersecurity incident. The process includes the cooperation of the information technology team and our management team to properly detect and respond to these incidents. These responses include determination of the potential impact and materiality of the incident, potential disclosure and litigation matters, and mitigation of actual or potential damage to our systems or reputation arising from the incident. Mitigation measures are implemented to respond to any potential cybersecurity breach in order to continue to effectively serve our customers and conduct our operations with as little interruption as practicable. The information technology team reviews the response process periodically to ensure that it is designed to be effective and to encompass current or new cybersecurity threats.

As of July 22, 2026, we are not aware of any risks from cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected or that we believe are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. See Item 1A. Risk Factors for further discussion about risks from cybersecurity threats.

Governance

The Board is responsible for the oversight of management's process for identifying and mitigating risks related to cybersecurity threats. On a quarterly basis, the Director of Information Technology provides a report to the Audit Committee regarding ongoing processes to improve and update our current cybersecurity protocols, new cybersecurity threats, results of internal assessments, and any recent cybersecurity incidents. The Audit Committee will make the Board aware of any information it deems necessary or appropriate in order for the Board to effectively oversee the Company's cybersecurity risk management and strategy.

The Director of Information Technology and the team he manages are responsible for the operation and maintenance of our information systems, including the assessment, identification and management of risks from cybersecurity threats. Together, the Director of Information Technology and his team have over 150 years of experience in the information technology and security environment. Our Chief Financial Officer, to whom the Director of Information Technology reports, has served as Chief Financial Officer and a Board member since 2018 and has over 40 years of risk management experience.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Ridgeland, Mississippi. We operate numerous production, manufacturing and processing facilities, as well as maintain administrative offices throughout 22 states. We believe that all of our facilities are well maintained and suitable for current use. We continue to invest in our facilities with a focus on expanding capacity specifically within prepared foods and specialty shell eggs as well as regular maintenance and cost-reduction projects.

The table below provides summary information about the primary operational facilities we use in our business by reportable segment as of May 30, 2026. Many of our facilities are utilized by both our Conventional Shell Egg and Specialty Shell Egg segments and it is not practical to assign to just one segment. Therefore, we have identified below certain of our facilities as being utilized by both our Conventional Shell Egg and Specialty Shell Egg segments.

Facility Type	Quantity [(a)]	Primary Segment(s)	Capacity [(b)]
Breeding Facilities	2	Conventional and Specialty Shell Egg	House up to 215,000 hens
Hatcheries	2	Conventional and Specialty Shell Egg	Hatch up to 712,600 chicks per week
Pullet Facilities	38	Conventional and Specialty Shell Egg	House up to 15.5 million pullets
Shell Egg Production	51	Conventional and Specialty Shell Egg	House up to 57.0 million layers
Shell Egg Processing and Packaging	52	Conventional and Specialty Shell Egg	Processes approximately 702,600 dozen shell eggs per hour
Feed Mills	29	Conventional and Specialty Shell Egg	Production capacity of 1,100 tons of feed per hour
Food Manufacturing	5	Prepared Foods	Production capacity of 25,700 pounds per hour

(a) We own and operate all of these facilities. The table does not include idled facilities or contract production and growers. Included in Food Manufacturing is our facility owned by our majority-owned joint venture Crepini Foods.
(b) Capacity is not an indication of production rates. Utilization of capacity varies by facility based on the level of demand for products produced at each facility.

As of May 30, 2026, we owned approximately 34.2 thousand acres of land. There are no material mortgages or liens on our properties.

ITEM 3. LEGAL PROCEEDINGS

Refer to the description of certain legal proceedings under Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies, which discussion is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock trades on the Nasdaq Global Select Market under the symbol "CALM". At July 14, 2026, there were approximately 243 record holders of our Common Stock and approximately 138,539 beneficial owners whose shares were held by nominees or broker dealers.

Dividends

The Company has a variable dividend policy adopted by the Board. Pursuant to the policy, the Company pays a dividend to stockholders of its Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc. computed in accordance with generally accepted accounting principles ("GAAP") in the U.S., in an amount equal to one-third (1/3) of such quarterly net income. Dividends are paid to stockholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company pays dividends to stockholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date.

Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter for which a dividend was paid. In accordance with our variable dividend policy, we will not pay a cash dividend to holders of our Common Stock with respect to our fourth quarter of fiscal 2026, and will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter in which a dividend was paid. At the end of the fourth quarter of fiscal 2026, the amount of cumulative losses to be recovered before payment of any future dividends under our variable dividend policy was $35.9 million.

Under the Company's Credit Facility, dividends are restricted to the amount permitted under the Company's current dividend policy, and may not be paid if a default exists or will arise after giving effect to the dividend or if the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals less than $50 million.

Stock Performance Graph

The Company utilized the (i) Russell 2000 Total Return, and (ii) S&P Composite 1500 Food Products Industry Index to benchmark the Company's total shareholder return. The Company is a member of each of these indexes and believes the other companies included in these indexes provide products and services similar to the Company. The graph presents cumulative total shareholder return and assumes $100 was invested on May 28, 2021 in the stock or index and dividends were reinvested.


Comparison of 5 Year Cumulative Total Return
$375
$325
$275
$225
$175
$125
$75
$25
5/28/2021
5/27/2022
6/2/2023
5/31/2024
5/30/2025
5/29/2026
Cal-Maine Foods, Inc.
Russell 2000 Total Return
S&P Comp 1500 Food Products Industry Index

	May 28, 2021	May 27, 2022	June 2, 2023	May 31, 2024	May 30, 2025	May 29, 2026
Cal-Maine Foods, Inc.	$ 100.00	$ 138.27	$ 150.19	$ 201.88	$ 337.66	$ 276.80
Russell 2000 Total Return	100.00	84.13	82.89	95.13	96.26	137.73
S&P Composite 1500 Food Products Industry Index	100.00	107.14	113.16	103.03	95.52	93.33

Issuer Purchases of Equity Securities

The following table is a summary of our fourth quarter 2026 shares repurchases:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [(a)]		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [(b)]
3/1/26 to 3/28/26	—	$	—	—	$	—
3/29/26 to 4/25/26	239,936		76.15	239,770		332,583,260
4/26/26 to 5/30/26	156,313		75.85	156,313		320,726,332
	396,249	$	76.03	396,083	$	320,726,332

(a) As permitted under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan, 166 shares were withheld by us to satisfy tax withholding obligations for an employee in connection with the vesting of restricted common stock.

(b) On February 25, 2025, the Company announced a $500 million share repurchase program. The share repurchase program authorizes the Company, in management's discretion, to repurchase shares of Common Stock from time to time for an aggregate purchase price up to $500 million (exclusive of any fees, taxes, commissions or other expenses related to such repurchases), subject to market conditions and other factors. The share repurchase program does not obligate the Company to repurchase any specific amount of shares, does not have an expiration date, and may be suspended, modified or discontinued at any time without prior notice.

Recent Sales of Unregistered Securities

No sales of securities without registration under the Securities Act of 1933 occurred during our fiscal year ended May 30, 2026.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK FACTORS; FORWARD-LOOKING STATEMENTS

For information relating to important risks and uncertainties that could materially adversely affect our business, securities, financial condition, operating results, or cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors. In addition, because the following discussion includes numerous forward-looking statements relating to our business, securities, financial condition, operating results and cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors and to the information set forth in the section of Part I immediately preceding Item 1 above under the caption "Forward-Looking Statements."

COMPANY OVERVIEW

Cal-Maine Foods, Inc. ("Cal-Maine Foods," the "Company," "we," "us," "our") is the largest egg company in the U.S. and a leading player in the egg-based food industry, headquartered in Ridgeland, Mississippi. With a strong national footprint, Cal-Maine Foods provides nutritious, affordable, and sustainable protein to millions of households every day. In fiscal 2026, we sold approximately 1.2 billion dozen shell eggs. Our total flock as of May 30, 2026 of approximately 50.0 million layers and 14.5 million pullets and breeders is the largest in the U.S.

The Company's shell egg portfolio spans the full egg value ladder—from conventional to specialty, including cage-free, nutritionally enhanced, organic, brown, pasture-raised and free-range eggs—serving both retail and foodservice customers nationwide. Cal-Maine Foods also participates in the growing prepared foods sector, with offerings such as pre-cooked egg patties, omelets, folded and scrambled egg formats, hard-cooked eggs, pancakes, waffles, and specialty wraps. Our branded portfolio includes Eggland's Best®, Land O'Lakes®, Farmhouse Eggs®, 4Grain®, Sunups®, Van's®, MeadowCreek Foods®, and Crepini®.

We sell our products to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., and foodservice distributors serving restaurants, convenience stores, healthcare

and education facilities, and hotels throughout the majority of the U.S. and aim to maintain efficient, state-of-the-art operations located close to our customers.

Our strategy includes three primary priorities: expanding specialty shell eggs and prepared foods, pursuing disciplined growth through acquisitions and leveraging our scale, vertical integration, operational excellence and financial strength. Throughout our history, we have acquired other businesses in our industry. Since 1989, we have acquired and integrated 28 businesses, and within the last 2 fiscal years, we have made various acquisitions aimed at furthering our growth strategy. For further discussion of our acquisitions, refer to Part I. Item 1. Business – Acquisitions.

Our fiscal year end is the Saturday closest to May 31. The fiscal years 2026, 2025 and 2024 each included 52 weeks. All references herein to a fiscal year means our fiscal year and all references to a year mean a calendar year.

Our operating results are materially impacted by market prices for eggs and feed grains (corn and soybean meal), which are highly volatile, independent of each other, and out of our control. Generally, higher market prices for eggs have a positive impact on our financial results while higher market prices for feed grains have a negative impact on our financial results. Our pricing for shell eggs is negotiated with our customers on individual terms. We sell our shell eggs at prices based on formulas that take into account, in varying ways, one of the independently quoted regional wholesale market prices for shell eggs, our costs of production, such as grain-based and variations of cost-plus arrangements, or hybrid models including cost of production and wholesale market prices.

Almost all of our conventional shell eggs are priced and sold under market-based pricing frameworks or the hybrid models described above, split almost evenly between such frameworks. The majority of our specialty shell eggs are priced and sold under frameworks that are based on cost of production, although we do have some customers that prefer market-based pricing for cage-free eggs. As a result, specialty shell egg prices typically do not fluctuate as much as conventional shell egg prices. We do not sell eggs directly to consumers or set the prices at which eggs are sold to consumers.

Retail sales of shell eggs historically have been highest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. Historically, shell egg prices tend to increase with the start of the school year and tend to be highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. As a result, we have historically experienced, and may experience in the future, lower shell egg selling prices, sales volumes and shell egg sales (and have incurred, and may incur in the future, net losses) in our first and fourth fiscal quarters ending in August/September and May/June, respectively. Because of the seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Our industry has been greatly impacted by several outbreaks of HPAI in recent years. Following the HPAI outbreaks in 2015, there were no reported significant outbreaks of HPAI in the commercial table egg layer flocks until February through December 2022. Thereafter, there were no HPAI cases affecting commercial layers until November 2023. Since 2023, outbreaks of HPAI have continued to occur in U.S. poultry flocks. In 2024 and 2025, 40.2 million and 45.2 million commercial layer hens and pullets were depopulated due to HPAI, respectively. To date in 2026, through July 20, 2026, 19.2 million layer hens and pullets have been depopulated due to HPAI.

An important competitive advantage for Cal-Maine Foods is our ability to meet our customers' evolving needs with a favorable mix of branded and private-label products of conventional and specialty shell eggs, including cage-free, nutritionally enhanced, organic, brown, pasture-raised and free-range eggs, as well as prepared foods and egg products.

For further description of our business, refer to Part I. Item I. Business.

The Company previously operated as one operating and one reportable segment. Effective in the fourth quarter of fiscal 2026, the Company determined its operations are organized into three reportable operating segments: (1) Conventional Shell Eggs; (2) Specialty Shell Eggs; and (3) Prepared Foods. As we have expanded our prepared foods product offerings throughout fiscal 2026, these operating segments align with how the Company's management reviews operating results and makes decisions about resource allocation and strategic initiatives. All prior fiscal year periods have been recast to reflect the new reportable segments. For further information on our reportable segments, see Note 15 – Segment Reporting in Part II. Item 8. Notes to Consolidated Financial Statements.

EXECUTIVE OVERVIEW

For fiscal 2026, we recognized net sales of $2.9 billion and net income of $316.7 million. We recorded a gross profit of $672.0 million compared to $1.9 billion for fiscal 2025. The decrease was a result of a decrease in the net average selling price of shell eggs, primarily conventional shell egg prices, partially offset by an expansion of our Prepared Foods segment.

Our average conventional shell egg price per dozen for fiscal 2026 declined 50.9% compared to fiscal 2025. Average specialty shell egg price per dozen declined 9.5% compared to fiscal year 2025. Egg prices declined with the repopulation of the egg layer flock during fiscal 2026. According to the USDA, the size of the layer hen flock was 312.0 million hens at July 1, 2026, compared to the five-year average of 308.0 million hens. American Egg Board estimates the U.S. laying flock as of May 2026 at 340–347 million hens, based on producer assessment data collected across the commercial egg industry, materially above USDA's published estimate and indicative of abundant egg supplies.

In fiscal 2026, prepared foods accounted for $244.8 million or 8.4% of our net sales. Prepared food sales for fiscal 2026 increased $240.8 million, compared to fiscal 2025, primarily due to our acquisition of Echo Lake Foods in the first quarter of fiscal 2026.

Wholesale shell egg prices are volatile, cyclical, and impacted by a number of factors, including consumer demand, seasonal fluctuations, the number and productivity of laying hens in the U.S., outbreaks of agricultural diseases such as HPAI, severe weather patterns and retailers go-to-market strategies and how they manage their inventories. We believe the recent decline in wholesale egg prices primarily reflects improved egg supply, following disruptions associated with HPAI in fiscal year 2025. Compared to the prior fiscal year, panic-driven purchasing activity appears to have subsided, and improved pipeline availability relative to the prior fiscal year appears to have reduced the need for accelerated purchasing or inventory builds by retailers and foodservice operators. As a result, wholesale shell egg prices have declined, while retail shell egg prices have adjusted more gradually.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

	Fiscal Year Ended				
	May 30, 2026	May 31, 2025	June 1, 2024	2026 Compared to 2025 % Change	2025 Compared to 2024 % Change
Net sales	$ 2,911,632	$ 4,261,885	$ 2,326,443	(31.7) %	83.2 %
Operating income	350,186	1,536,539	312,452	(77.2)	391.8
Total other income	60,818	66,603	47,519	(8.7)	40.2
Income tax expense	92,892	384,910	83,689	(75.9)	359.9
Less: Net income (loss) attributable to noncontrolling interest	1,430	(1,816)	(1,606)	(178.7)	13.1
Net income attributable to Cal-Maine Foods, Inc.	$ 316,682	$ 1,220,048	$ 277,888	(74.0) %	339.0 %

Net Sales

Net sales for fiscal year 2026 was $2.9 billion compared to $4.3 billion in fiscal 2025, a decrease of $1.3 billion or 31.7%. The decrease was primarily due to the decrease in prices for conventional shell egg, as the layer population recovered in 2025 from the recent HPAI outbreaks, partially offset by sales growth due to acquisitions made during fiscal 2026, particularly Echo Lake Foods. For further discussion, refer to "Segment Results" within this section.

Net sales for fiscal year 2025 were $4.3 billion compared to $2.3 billion in fiscal 2024, an increase of $1.9 billion or 83.2%. The increase was primarily due to the increase in prices for conventional shell eggs due to a resurgence of HPAI outbreaks in 2024 and 2025, which decreased supply.

For more information regarding the HPAI outbreaks, refer to Part I. Item 1. Business – HPAI.

Operating Income

For fiscal 2026, operating income was $350.2 million compared to $1.5 billion in fiscal 2025, a decrease of $1.2 billion, or 77.2%. The decrease was primarily due to a decrease in prices for conventional shell egg, partially offset by a decrease in price and volume of outside egg purchases. For further discussion, refer to "Segment Results" within this section.

Operating income was $1.5 billion in fiscal 2025 compared to $312.5 million in fiscal 2024, an increase of $1.2 billion, or 391.8%. The increase was primarily due to higher net average selling prices, particularly for conventional shell eggs, and higher shell egg volumes, as well as lower feed ingredient prices, partially offset by an increase in volume and price of outside egg purchases.

For more information regarding shell egg and feed prices, refer to Part I. Item 1. Business – Prices for Shell Eggs and Feed Costs for Shell Egg Production.

Other Income (Expense)

Total other income (expense) consists of items not directly charged to, or related to, operations such as interest income and expense, equity in income or loss of unconsolidated entities, and patronage dividends, among other items. Patronage dividends are paid to us from our membership in the EB cooperative.

We recorded interest income of $46.7 million in fiscal 2026, compared to $48.7 million in fiscal 2025, primarily due to slightly lower cash and cash equivalents and investment securities available-for-sale balances as the Company used these investments for acquisitions throughout fiscal 2026. We recorded interest expense of $556 thousand and $612 thousand in fiscal 2026 and 2025, respectively, primarily related to commitment fees under our Credit Facility described below.

We recorded interest income of $48.7 million in fiscal 2025, an increase of $16.4 million compared to fiscal 2024, primarily due to significantly higher cash and cash equivalents and investment securities available-for-sale balances and yields. We recorded interest expense of $612 thousand in fiscal 2025 primarily related to commitment fees under our Credit Facility.

Income Taxes

For fiscal 2026, our pre-tax income was $411.0 million, compared to $1.6 billion for fiscal 2025. We recognized a tax provision of $92.9 million for fiscal 2026 compared to $384.9 million in fiscal 2025. For fiscal 2026, the primary difference between the U.S. statutory rate of 21% and the effective rate of 22.6% was related to state income taxes. For fiscal 2025, the primary differences between the U.S. statutory rate of 21% and the effective tax rate of 24.0% related to state income taxes, federal tax credits, and certain non-taxable and non-deductible items. For fiscal 2024, income tax expense was $83.7 million with an effective tax rate of 23.2%.

Items causing our effective tax rate to differ from the federal statutory income tax rate of 21% are state income taxes, certain federal tax credits and certain items included in income or loss for financial reporting purposes that are not included in taxable income or loss for income tax purposes, including tax exempt interest income, certain nondeductible expenses, and net income or loss attributable to noncontrolling interest.

Net income (loss) attributable to noncontrolling interest

Net income attributable to noncontrolling interest was $1.4 million for fiscal 2026 compared to a net loss of $1.8 million and a net loss $1.6 million for fiscal 2025 and fiscal 2024, respectively. The increase in net income attributable to noncontrolling interest for fiscal 2026 as compared to fiscal 2025 was due to increase sales volume of our Crepini Foods of 406%.

Net Income Attributable to Cal-Maine Foods, Inc.

Net income attributable to Cal-Maine Foods, Inc. for fiscal 2026 was $316.7 million, or $6.65 per basic and $6.63 per diluted share, compared to $1.2 billion, or $25.04 per basic and $24.95 per diluted share for fiscal 2025.

Net income attributable to Cal-Maine Foods, Inc. for fiscal 2024 was $277.9 million, or $5.70 per basic and $5.69 per diluted share.

SEGMENT RESULTS

Conventional Shell Eggs

	Fiscal Year Ended				
	May 30, 2026	May 31, 2025	June 1, 2024	2026 Compared to 2025 % Change	2025 Compared to 2024 % Change
Net sales	$ 1,348,076	$ 2,755,859	$ 1,247,292	(51.1) %	120.9 %
Cost of sales	1,059,179	1,393,212	970,031	(24.0) %	43.6
Selling, general and administrative	72,256	72,644	63,560	(0.5) %	14.3
Segment income	$ 216,641	$ 1,290,003	$ 213,701	(83.2) %	503.6 %

Fiscal 2026 compared to fiscal 2025

- Net sales decreased $1.4 billion, or 51.1% compared to fiscal 2025, primarily due to a decrease of 50.9% in prices for conventional shell eggs, resulting in a $1.4 billion decrease in net sales. Volumes for conventional shell eggs were relatively flat compared to fiscal 2025.

- Cost of sales decreased $334.0 million, or 24.0% compared to fiscal 2025, primarily due to a 23.8% decrease in the cost per dozen sold as total volume sold was relatively flat. Cost per dozen sold decreased primarily due to a decrease in the price and volume of outside egg purchases compared to the prior fiscal year.

Fiscal 2025 compared to fiscal 2024

- Net sales increased $1.5 billion, or 120.9% in fiscal 2025 compared to fiscal 2024 primarily due to an increase of 99.7% in prices for conventional shell eggs, which resulted in a $1.4 billion increase in net sales, and a 10.6% increase in volume of conventional dozens sold, which resulted in a $132.5 million increase in net sales.

- Cost of sales increased $423.2 million, or 43.6% in fiscal 2025 compared to fiscal 2024, primarily due a 29.8% increase in the cost per dozen sold as well as an increase of 10.6% in sales volume. Cost per dozen sold increased primarily due to the increase in the average price and volume of outside egg purchases, which was partially offset by a 5.6% decrease in production cost primarily driven by lower feed ingredient prices as our production increased 9.1%.

- Selling, general, and administrative expenses increased $9.1 million, or 14.3% in fiscal 2025 compared to fiscal 2024, primarily due to increased delivery and employee related costs. The increase in delivery costs related to a 10.6% increase in volume of conventional shell eggs sold due to our acquisition of ISE America, Inc. ("ISE") and our facilities in Chase, KS and Farwell, TX returning to full operations in fiscal 2025 following HPAI outbreaks in the third and fourth quarters of fiscal 2024. Employee related costs increased due to an increase in bonuses compared to fiscal 2025. For more information regarding our acquisitions, refer to Note 2 – Acquisitions in Part II. Item 8. Notes to Consolidated Financial Statements. For more information regarding HPAI, refer to Part I. Item 1. Business – HPAI.

Specialty Shell Eggs

	Fiscal Year Ended				
	May 30, 2026	May 31, 2025	June 1, 2024	2026 Compared to 2025 % Change	2025 Compared to 2024 % Change
Net sales	$ 1,070,458	$ 1,154,951	$ 873,619	(7.3) %	32.2 %
Cost of sales	777,920	717,411	648,236	8.4 %	10.7
Selling, general and administrative	110,994	103,938	89,188	6.8 %	16.5
Segment income	$ 181,544	$ 333,602	$ 136,195	(45.6) %	144.9 %

Fiscal 2026 compared to fiscal 2025

- Net sales decreased $84.5 million, or 7.3% compared to fiscal 2025, primarily due to a decrease of 9.5% in prices of specialty shell eggs, resulting in a $112.6 million decrease in net sales, partially offset by a 2.4% increase in specialty dozens sold, resulting in a $28.1 million increase in net sales.

- Cost of sales increased $60.5 million, or 8.4% compared to fiscal 2025, primarily due to a 5.9% increase in the cost per dozen sold as well as an increase of 2.4% in sales volume. Cost per dozen sold increased as our specialty shell egg mix shifted to higher cost specialty types.

- Selling, general, and administrative expenses increased $7.1 million, or 6.8% compared to fiscal 2025, primarily due to a $4.7 million increase in franchise fees. In fiscal 2025, the higher prices for conventional shell eggs compared to specialty shell eggs diminished the need to promote specialty shell eggs, during which time, EB temporarily reduced the related franchise fees for certain specialty shell egg brands to encourage continued production of these branded eggs. Additionally, delivery charges increased $2.3 million as specialty dozens sold increased 2.4% compared to fiscal 2025.

Fiscal 2025 compared to fiscal 2024

- Net sales increased $281.3 million, or 32.2% in fiscal 2025 compared to fiscal 2024 primarily due to an increase of 20.7% in volume of specialty shell eggs sold, which resulted in a $180.9 million increase in net sales, and a 9.5% increase in prices of specialty shell eggs, which resulted in a $100.5 million increase in net sales.

- Cost of sales increased $69.2 million, or 10.7% in fiscal 2025 compared to fiscal 2024, primarily due to a 20.7% increase in sales volume, partially offset by an 8.3% decrease in the cost per dozen sold. Cost per dozen sold decreased primarily due to a 8.3% decrease in our production costs primarily driven by lower feed ingredient prices in fiscal 2025 compared to fiscal 2024.

- Selling, general, and administrative expenses increased $14.8 million, or 16.5% in fiscal 2025 compared to fiscal 2024, primarily due to an $11.1 million increase in delivery expense resulting from higher contract trucking expenses.

Prepared Foods

	Fiscal Year Ended				
	May 30, 2026	May 31, 2025	June 1, 2024	2026 Compared to 2025 % Change	2025 Compared to 2024 % Change
Net sales	$ 244,802	$ 4,050	$ —	5,944.5 %	100.0 %
Cost of sales	185,370	4,511	—	4,009.3	100.0
Selling, general and administrative	25,550	1,658	—	1,441.0	100.0
Segment income	$ 33,882	$ (2,119)	$ —	(1,699.0) %	100.0 %

Fiscal 2026 compared to fiscal 2025

- Net sales increased $240.8 million, compared to fiscal 2025, primarily due to the significant expansion of our prepared foods segment following our acquisition of Echo Lake Foods. For more information regarding our acquisitions, refer to Note 2 – Acquisitions in Part II. Item 8. Notes to Consolidated Financial Statements.

- Cost of sales increased $180.8 million compared to fiscal 2025, primarily due to increased production resulting from the acquisition of Echo Lake Foods.

- Selling, general, and administrative expenses increased $24.1 million, compared to fiscal 2025, primarily due to increased employee costs and delivery charges resulting from the acquisition of Echo Lake Foods.

Fiscal 2025 compared to fiscal 2024

- Net sales increased $4.1 million in fiscal 2025 compared to fiscal 2024 due to the acquisition of Crepini during fiscal 2025. For more information regarding our acquisitions, refer to Note 2 – Acquisitions in Part II. Item 8. Notes to Consolidated Financial Statements.

- Cost of sales increased $4.5 million in fiscal 2025 compared to fiscal 2024 due to the acquisition of Crepini.

- Sales, general, and administrative expenses increased $1.7 million in fiscal 2025 compared to fiscal 2024 due to the acquisition of Crepini.

Unallocated Income (Expenses)

	Fiscal Year Ended				
	May 30, 2026	May 31, 2025	June 1, 2024	2026 Compared to 2025 % Change	2025 Compared to 2024 % Change
Other - segment income	$ 19,044	$ 42,091	$ 33,566	(54.8) %	25.4 %
Unallocated corporate SG&A (a)	(108,353)	(127,141)	(94,516)	(14.8)	34.5
Gain (loss) on involuntary conversions	8,819	(156)	23,532	(5,753.2)	(100.7)
Gain (loss) on disposal of fixed assets	(1,391)	259	(26)	(637.1)	(1,096.2)

(a) Unallocated corporate SG&A primarily consists of unallocated corporate overhead costs, administrative expenses, and amortization that are not directly related or allocated to the operating segments.

Fiscal 2026 compared to fiscal 2025

- Other – segment income decreased $23.0 million, or 54.8% compared to fiscal 2025, primarily due to a decrease in the average selling price of our co-pack egg sales as well as liquid and frozen egg products.

- Unallocated corporate SG&A decreased $18.8 million, or 14.8%, compared to fiscal 2025, primarily due to a decrease in the accrual for employee bonuses compared to the prior fiscal year as well as a $15.0 million adjustment in fiscal 2025 to the fair value of contingent consideration associated with the Fassio Egg Farms, Inc. ("Fassio") acquisition. These were partially offset by additional amortization of intangibles that were acquired from our acquisitions during fiscal 2026. For more information regarding our acquisitions, refer to Note 2 – Acquisitions in Part II. Item 8. Notes to Consolidated Financial Statements.

- In fiscal 2026, we recognized $8.8 million of gains from involuntary conversions, primarily driven by a $7.5 million gain recorded in the first quarter related to business interruption insurance recoveries associated with a weather-related event that occurred in fiscal 2021.

Fiscal 2025 compared to fiscal 2024

- Other – segment income increased $8.5 million, or 25.4% in fiscal 2025 compared to fiscal 2024 primarily due to an increase in volume of liquid egg products sold, primarily related to the acquisition of ISE, which included a breaking facility.

- Unallocated corporate SG&A increased $32.6 million or 34.5% compared to fiscal 2024, primarily due employee related costs which increased due to an increase in employee bonuses and a $15.0 million adjustment in fiscal 2025 compared to a $5.5 million adjustment to increase the fair value of contingent consideration associated with the Fassio acquisition and increased professional fees mainly associated with $6.6 million transaction costs recorded in the fourth quarter of fiscal 2025 for Echo Lake Foods acquisition. These were partially offset by a $19.6 million reduction in litigation loss contingency accrual.

- In fiscal 2025, loss on involuntary conversion was $156 thousand compared to a $23.5 million gain on involuntary conversion in fiscal 2024. The decrease of $23.7 million was primarily due to recoveries in fiscal 2024 under indemnity and insurance programs that exceeded the amortized book value of the covered assets and our direct costs, primarily related to the HPAI outbreak at our Kansas and Texas facilities that occurred in fiscal 2024.

LIQUIDITY AND CAPITAL RESOURCES

We aim to maintain a strong balance sheet and liquidity, particularly given the cyclical nature of our business. We believe a strong balance sheet supports our growth opportunities and stockholder returns. Our priorities for the use of cash in recent periods have included the payment of dividends pursuant to our variable dividend policy, inorganic growth through acquisitions of businesses, organic growth including construction and conversion of cage-free facilities and investment in value-added products, and maintenance capital expenditures.

Working Capital and Current Ratio

Our working capital at May 30, 2026 was $1.4 billion, compared to $1.7 billion at May 31, 2025. The calculation of working capital is defined as current assets less current liabilities. Our current ratio was 7.7 at May 30, 2026 compared to 6.4 at May 31, 2025. The current ratio is calculated by dividing current assets by current liabilities. The increase in our current ratio is primarily due to the decrease in total current liabilities, specifically dividends payable, which decreased by $114.1 million compared to May 31, 2025. Due to seasonal factors described in Part I. Item I. Business – Seasonality, we generally expect our need for working capital to be highest in the fourth and first fiscal quarters ending in May/June and August/September, respectively.

Cash Flows from Operating Activities

Net cash provided by operating activities was $479.8 million for fiscal 2026, compared to $1.2 billion for fiscal 2025. The decrease in cash flow from operating activities resulted primarily from lower net average egg sales prices per dozen, particularly for conventional shell eggs, partially offset by the increase in volume and higher price of outside egg purchases in the prior fiscal year.

Cash Flows Used in Investing Activities

For fiscal 2026, $503.8 million was used in investing activities, primarily due to the acquisition of assets of Echo Lake, Creighton, and other businesses as well as sales and maturities of investment securities compared to $575.5 million used in investing activities in fiscal 2025, primarily due to purchases of investment securities, purchases of property, plant and equipment and the acquisition of assets of ISE. Purchases of investment securities were $648.9 million in fiscal 2026 compared to $1.2 billion in fiscal 2025. Sales and maturities of investment securities were $745.2 million in fiscal 2026, compared to $907.6 million for fiscal 2025. Cash paid for business acquisitions was $427.8 million in fiscal 2026, primarily related to the Echo Lake and Creighton acquisitions, and $116.2 million in fiscal 2025, related to the ISE acquisition. Purchases of property, plant and equipment were $151.2 million and $161.3 million in fiscal 2026 and 2025, respectively, primarily reflecting progress on our construction projects.

Cash Flows Used in Financing Activities

We paid dividends totaling $231.6 million and $330.3 million in fiscal 2026 and 2025, respectively. We repurchased $131.1 million in shares of Common Stock in fiscal 2026, compared to $54.0 million in fiscal 2025, primarily under our share repurchase program. See "Share Repurchase Program," below.

Increase (decrease) in Cash and Cash Equivalents

As of May 30, 2026, cash and cash equivalents decreased $386.9 million since May 31, 2025, compared to a $262.5 million increase during fiscal 2025. The decrease is primarily due to the acquisitions of Echo Lake Foods, Creighton Brothers, LLC, Clean Egg, LLC, and Van's Foods, totaling $452.6 million. Refer to Part II. Item 8. Notes to the Financial Statements, Note 2 – Acquisitions for further information regarding our recent acquisitions.

Credit Facility

On November 15, 2021, we entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement"), expiring November 21, 2026. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility"), up to $250 million. As of May 30, 2026, no amounts were borrowed under the Credit Facility. As of May 30, 2026, we had $5.9 million in outstanding standby letters of credit, which were issued under our Credit Facility for the benefit of certain insurance companies. Refer to Part II. Item 8. Notes to the Financial Statements, Note 10 – Credit Facility for further information regarding our long-term debt.

Share Repurchase Program

In February 2025, the Company's Board of Directors ("Board") approved a $500 million share repurchase program. The share repurchase program authorizes the Company, in management's discretion, to repurchase shares of our common stock from time to time for an aggregate purchase price up to $500 million (exclusive of any fees, taxes, commissions or other expenses related to such repurchases), subject to market conditions and other factors. The actual timing, number and value of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including, but not limited to, the market price of our common stock and general market and economic conditions. The Company repurchased 1,571,950 and 551,876 shares during fiscal 2026 and 2025, respectively, under the program. As of the end of fiscal 2026, we had remaining authorization to purchase up to $320.7 million under the repurchase program.

The Company expects to strategically and opportunistically repurchase shares from time to time through solicited or unsolicited transactions in the open market, in privately negotiated transactions or by other means in accordance with securities laws. The Company expects that share repurchases under the program will be funded from existing cash balances and future free cash flow. The share repurchase program does not obligate the Company to repurchase any specific amount of shares, does not have an expiration date, and may be suspended, modified or discontinued at any time without prior notice. See Part II. Item 5. Issuer Purchases of Equity Securities and Part II. Item 8. Notes to the Financial Statements, Note 11 – Equity for further information.

Dividends

In accordance with our variable dividend policy, we will not pay a cash dividend to holders of our Common Stock with respect to our fourth quarter of fiscal 2026. The Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter in which a dividend was paid. At the end of the fourth quarter of fiscal 2026, the amount of cumulative losses to be recovered before payment of a dividend was $35.9 million.

Material Cash Requirements

Material cash requirements for operating activities primarily consist of feed ingredients, processing, packaging and warehouse costs, employee related costs, maintenance capital expenditures and other general operating expenses. Our material cash requirements for growth capital expenditures consist primarily of our construction projects to increase our production capacity of prepared foods and cage-free shell egg production. We believe our current cash balances, investments, projected cash flows from operations, and available borrowings under our Credit Facility will be sufficient to fund our cash needs for at least the next 12 months and to fund our capital commitments currently in place thereafter. Future acquisitions of businesses may require additional financing.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

For information on changes in accounting principles and new accounting principles, see "*New Accounting Pronouncements and Policies*" in Part II. Item 8. Notes to Consolidated Financial Statements, Note 1 - Summary of Significant Accounting Policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. Our critical accounting estimates are described below.

Business Combinations

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

We use various models and methods to determine the fair values of identifiable assets and liabilities, such as top-down and bottom-up approach for inventory, cost method and market approach for property, relief-from-royalty and multi-period excess

earnings to value intangibles. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives.

The fair values of identifiable assets and liabilities are generally determined internally and requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and significant judgment is required as management determines the fair market value for those assets.

Due to inherent industry uncertainties including volatile egg prices and feed costs, unanticipated market changes, events, or circumstances may occur that could affect the estimates and assumptions used, which could result in subsequent impairments.

Inventories

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost or net realizable value. If market prices for eggs and feed grains move substantially lower, we record adjustments to write down the carrying values of eggs and feed inventories to fair market value. The cost associated with flock inventories, consisting principally of chick purchases or hatching costs, feed, labor, contractor payments and overhead costs, are accumulated during the hatching and growing periods of approximately 22 weeks. Capitalized flock costs are then amortized over the flock's productive life, generally one to two years. Judgment exists in determining the flock's productive life including factors such as laying rate and egg size, molt cycles, and customer demand. Furthermore, other factors such as hen type or weather conditions could affect the productive life. These factors could make our estimates of productive life differ materially from actual results. Flock mortality is charged to cost of sales as incurred. High mortality from disease or extreme temperatures will result in abnormal write-downs to flock inventories. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

Goodwill

As a result of acquiring businesses, the Company had $97.1 million of goodwill as of May 30, 2026, representing 3.1% of total assets and 3.7% of stockholders' equity. Goodwill is evaluated for impairment annually (or more frequently if impairment indicators arise) by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment. During our annual impairment test, which was the first day of the fourth quarter, we determined that goodwill passed the qualitative assessment and therefore no quantitative analysis of goodwill impairment was necessary in fiscal 2026.

As part of the change to our reportable operating segments in fiscal 2026, the goodwill of the Company's historical reporting units were reallocated to the new reporting units on a relative fair value basis as of the date of the reorganization. The Company's determination of fair value involved the use of estimates and assumptions. Following the allocation of goodwill, the Company performed a quantitative impairment test, for which the Company determined the estimated fair value of each reporting unit exceeded its carrying value and therefore no impairment was identified. When the Company acquires a new location, a determination is made on how to allocate goodwill among the reporting units. See Note 8 - Goodwill and Other Intangible Assets for updated disclosures regarding the allocation of goodwill.

Judgment exists in management's evaluation of the qualitative factors which include macroeconomic conditions, the current egg industry environment, cost inputs such as feed ingredients and overall financial performance. Furthermore, judgment exists in the evaluation of the threshold of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Uncertainty exists due to uncontrollable events that could occur that could negatively affect our operating conditions.

Revenue Recognition

Revenue recognition is completed upon satisfaction of the performance obligation which generally occurs upon shipment or delivery to a customer based on terms of the sale.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for delivery of the products. The Company periodically offers sales incentives or other programs such as rebates, discounts, coupons, volume-based incentives, guaranteed sales and other programs. The Company records an estimated allowance for costs associated with these programs, which is recorded as a reduction in revenue at the time of sale using historical trends and projected redemption rates of each program. The Company regularly reviews these estimates and any difference between the estimated costs and actual realization of these programs would be recognized in the subsequent period.

As the estimates noted above are based on historical information, we do not believe that there will be a material change in the estimates and assumptions used to recognize revenue. However, if actual results varied significantly from our estimates, it could expose us to material gains or losses.

Loss Contingencies

The Company evaluates whether a loss contingency exists, and if the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the loss can be reasonably estimated, the estimated loss would be accrued in the Company's financial statements. The Company expenses the costs of litigation as they are incurred.

The Company accrued $4.0 million in litigation loss contingency in fiscal 2026 and $19.6 million in fiscal 2024. There were no loss contingency accruals for fiscal 2025. Our evaluation of whether loss contingencies exist primarily relates to litigation matters. The outcome of litigation is uncertain due to, among other things, uncertainties regarding the facts that will be established during the proceedings, uncertainties regarding how the law will be applied to the facts established, and uncertainties regarding the calculation of any potential damages or the costs of any potential injunctive relief. If the facts discovered or the Company's assumptions change, future accruals for loss contingencies may be required. Results of operations may be materially affected by losses or a loss contingency accrual resulting from adverse legal proceedings.

Income Taxes

We determine our effective tax rate by estimating our permanent differences resulting from differing treatment of items for tax and accounting purposes. Judgment and uncertainty exist with management's application of tax regulations and evaluation of the more-likely-than-not recognition and measurement thresholds. We are periodically audited by taxing authorities. An adverse tax settlement could have a negative impact on our effective tax rate and our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

COMMODITY PRICE RISK

Our primary exposure to market risk arises from changes in the prices of conventional shell eggs, which are subject to significant price fluctuations that are largely beyond our control. We are focused on diversifying our egg-based platform that extends beyond conventional shell eggs and enhances our earnings profile and resilience across market cycles.

Our exposure to market risk also includes changes in the prices of corn and soybean meal, which are commodities subject to significant price fluctuations due to market conditions that are largely beyond our control. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance and commit to purchase organic ingredients to help assure supply. Ordinarily, we do not enter long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the price of corn and soybean meal. The following table outlines the impact of price changes for corn and soybean meal on feed costs per dozen as feed ingredient pricing varies:

		Change in price per bushel of corn						
		$ (0.84)	$ (0.56)	$ (0.28)	$ 0.00	$ 0.28	$ 0.56	$ 0.84
Change in price per ton soybean meal	$ (76.50)	0.42	0.43	0.44	0.45	0.46	0.47	0.48
	$ (51.00)	0.43	0.44	0.45	0.46	0.47	0.48	0.49
	$ (25.50)	0.44	0.45	0.46	0.47	0.48	0.49	0.50
	$ 0.00	0.45	0.46	0.47	0.48 [(a)]	0.49	0.50	0.51
	$ 25.50	0.46	0.47	0.48	0.49	0.50	0.51	0.52
	$ 51.00	0.47	0.48	0.49	0.50	0.51	0.52	0.53
	$ 76.50	0.48	0.49	0.50	0.51	0.52	0.53	0.54

(a) Based on 2026 actual costs, table flexes feed cost inputs to show $0.01 impacts to per dozen egg feed production costs.

INTEREST RATE RISK

We have a $250 million Credit Facility, borrowings under which would bear interest at variable rates. No amounts were outstanding under the Credit Facility during fiscal 2026 or fiscal 2025. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

FIXED INCOME SECURITIES RISK

At May 30, 2026, the effective maturity of our cash equivalents and investment securities available for sale was 11.3 months, and the composite credit rating of the holdings are A+ / A1 / A+ (S&P / Moody's / Fitch). Generally speaking, rising interest rates decrease the value of fixed income securities portfolios. As of May 30, 2026, the estimated fair value of our fixed income securities portfolio was approximately $816.8 million and reflected net unrealized losses of approximately $953 thousand. For additional information see Note 1 – Summary of Significant Accounting Policies under the heading "Investment Securities Available-for-Sale" and Note 3 – Investment Securities Available-for-Sale in Part II. Item 8. Notes to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

Our financial instruments exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to receivables are limited due to our large number of customers and their dispersion across geographic areas, except that at May 30, 2026 and May 31, 2025, 26.2% and 28.1%, respectively, of our net accounts receivable balance was due from Walmart Inc. (including Sam's Club). No other single customer or customer group represented 10% or greater of net accounts receivable at May 30, 2026 and May 31, 2025.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cal-Maine Foods, Inc. and Subsidiaries as of May 30, 2026 and May 31, 2025, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended May 30, 2026, and the related consolidated notes and schedule listed in the Index at Items 15(a)(1) and 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cal-Maine Foods, Inc. and Subsidiaries as of May 30, 2026 and May 31, 2025, and the results of their operations and their cash flows for each of the three years in the period ended May 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of May 30, 2026, based on the criteria established in *2013 Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 22, 2026 expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Contingent Liabilities – Litigation and Claims – Refer to Note 16 in the Consolidated Financial Statements

Critical Audit Matter Description

Cal-Maine Foods, Inc. and Subsidiaries record liabilities for legal proceedings and claims in those instances where they can reasonably estimate the amount of the loss and when the liability is probable. Where the reasonable estimate of the probable loss is a range, Cal-Maine Foods, Inc. and Subsidiaries record the most likely estimate of the loss, or the low end of the range if there is no one best estimate. Cal-Maine Foods, Inc. and Subsidiaries either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. Cal-Maine Foods, Inc. and Subsidiaries

disclose significant legal proceedings and claims even where liability is not probable or the amount of the liability is not estimable, or both, if Cal-Maine Foods, Inc. and Subsidiaries believe there is at least a reasonable possibility that a loss may be incurred.

We identified litigation and claims as a critical audit matter because of the challenges auditing management's judgments applied in determining the likelihood of loss related to the resolution of such claims. Specifically, auditing management's determination of whether any contingent loss arising from the related litigation and claims is probable, reasonably possible, or remote, and the related disclosures, is subjective and requires significant judgment due to the sensitivity of the issue.

How the Critical Audit Matter was addressed during the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to the Cal-Maine Foods, Inc. and Subsidiaries' evaluation of the liability related to legal proceedings and claims, including controls over determining the likelihood of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures over the legal proceedings and claims. These procedures also included obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of Cal-Maine Foods, Inc. and Subsidiaries' assessment regarding whether an unfavorable outcome is reasonably possible or probable, and reasonably estimable, evaluating the sufficiency of Cal-Maine Foods, Inc. and Subsidiaries' disclosures related to legal proceedings and claims and evaluating the completeness and accuracy of Cal-Maine Foods, Inc. and Subsidiaries' legal contingencies.

Acquisition of Echo Lake Foods, LLC – Estimated for Valuation of Acquired Intangible Assets – Refer to Note 2 in the Consolidated Financial Statements

Critical Audit Matter Description

Cal-Maine Foods, Inc. and Subsidiaries completed the acquisitions of Echo Lake Foods, LLC and certain related companies, effective June 2, 2025 for a total net consideration of approximately $275 million. Cal-Maine Foods, Inc. and Subsidiaries accounted for the acquisitions of Echo Lake Foods, LLC and certain related companies as a business combination, and accordingly, allocated the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values as of the date of the acquisition. Identifiable intangible assets acquired included customer relationships, trade names, brand names, contracts and non-compete agreements. The excess of the purchase consideration over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The valuation of acquired intangible assets requires significant management judgment due to the use of valuation models that incorporate unobservable inputs. In particular, the fair value estimates are sensitive to assumptions such as projected revenue, growth rates, customer attrition, discount rates, and contributory asset charges, which require significant estimation.

We identified the valuation of acquired intangible assets as a critical audit matter because of the significant auditor judgment required to evaluate the reasonableness of management's assumptions and the complexity involved in assessing the valuation methodologies utilized.

How the Critical Audit Matter was addressed during the Audit

Our audit procedures related to the valuation of acquired intangible assets included the following, among others:

- Testing controls over Cal-Maine Foods, Inc. and Subsidiaries acquisition accounting process, including controls over the development and review of key assumptions used in the valuation of intangible assets
- Evaluating the valuation methodologies used by management and its third-party valuation specialists, including assessing whether the methods were appropriate and consistent with applicable valuation guidance.
- Assessing key assumptions used in the valuation models, including:
    - Projected revenue growth rates
    - Customer attrition rates
    - Discount rates
    - Contributory asset charges, by comparing them to historical performance, market data, and industry benchmarks
- Involving a fair value specialist to assist in evaluating the methodologies and significant assumptions used in the valuation models.
- Evaluating the mathematical accuracy of the valuation models and recalculating selected fair values.
- Assessing the competence, capabilities, and objectivity of management's third-party valuation specialists.

/s/ Frost, PLLC

We have served as the Company's auditor since 2007.

Little Rock, Arkansas
July 22, 2026

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for par value amounts)

	May 30, 2026	May 31, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 107,217	$ 499,392
Investment securities available-for-sale	816,840	892,708
Receivables:		
Trade receivables, net	136,249	244,079
Income tax receivable	107,867	13,057
Other	20,315	15,225
Total receivables, net	264,431	272,361
Inventories, net	375,265	295,670
Prepaid expenses and other current assets	17,789	7,979
Total current assets	1,581,542	1,968,110
Property, plant & equipment, net	1,318,335	1,026,684
Goodwill	97,059	46,776
Intangible assets, net	73,130	15,157
Other assets	37,504	27,892
Total assets	$ 3,107,570	$ 3,084,619
Liabilities and stockholders' equity		
Current liabilities:		
Trade accounts payable	$ 96,106	$ 101,033
Dividends payable	—	114,163
Accrued wages and benefits	48,371	60,263
Accrued expenses and other current liabilities	61,039	32,912
Total current liabilities	205,516	308,371
Other liabilities	39,650	55,582
Deferred income taxes	221,872	154,651
Total liabilities	467,038	518,604
Commitments and contingencies - see Note 16		
Stockholders' equity:		
Common stock ($0.01 par value):		
Common stock – authorized 120,000 shares, issued 75,061 shares in 2026 and 2025	751	751
Paid-in capital	86,106	80,845
Retained earnings	2,765,108	2,565,928
Accumulated other comprehensive loss, net of tax	(1,466)	(1,007)
Common stock in treasury, at cost – 28,080 and 26,567 shares in 2026 and 2025, respectively	(217,767)	(85,893)
Total Cal-Maine Foods, Inc. stockholders' equity	2,632,732	2,560,624
Noncontrolling interest in consolidated equity	7,800	5,391
Total stockholders' equity	2,640,532	2,566,015
Total liabilities and stockholders' equity	$ 3,107,570	$ 3,084,619

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

	Fiscal years ended		
	May 30, 2026	May 31, 2025	June 1, 2024
	52 weeks	52 weeks	52 weeks
Net sales	$ 2,911,632	$ 4,261,885	$ 2,326,443
Cost of sales	2,239,583	2,411,000	1,784,872
Gross profit	672,049	1,850,885	541,571
Selling, general and administrative	329,291	314,449	252,625
(Gain) loss on involuntary conversions	(8,819)	156	(23,532)
(Gain) loss on disposal of fixed assets	1,391	(259)	26
Operating income	350,186	1,536,539	312,452
Other income (expense):			
Interest income, net	46,175	48,059	31,726
Patronage dividends	11,670	11,197	11,331
Other, net	2,973	7,347	4,462
Total other income	60,818	66,603	47,519
Income before income taxes	411,004	1,603,142	359,971
Income tax expense	92,892	384,910	83,689
Net income	318,112	1,218,232	276,282
Less: Income (loss) attributable to noncontrolling interest	1,430	(1,816)	(1,606)
Net income attributable to Cal-Maine Foods, Inc.	$ 316,682	$ 1,220,048	$ 277,888
Net income per share attributable to Cal-Maine Foods, Inc.:			
Basic	$ 6.65	$ 25.04	$ 5.70
Diluted	$ 6.63	$ 24.95	$ 5.69
Weighted average shares outstanding:			
Basic	47,650	48,719	48,717
Diluted	47,781	48,891	48,873

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal years ended		
	May 30, 2026	May 31, 2025	June 1, 2024
Net income	$ 318,112	$ 1,218,232	$ 276,282
Other comprehensive income (loss), before tax:			
Unrealized holding gain (loss) available-for-sale securities, net of reclassification adjustments	(693)	928	1,271
Decrease in accumulated post-retirement benefits obligation, net of reclassification adjustments	70	54	167
Other comprehensive income (loss), before tax	(623)	982	1,438
Income tax expense (benefit) related to items of other comprehensive income (loss)	(164)	216	325
Other comprehensive income (loss), net of tax	(459)	766	1,113
Comprehensive income	317,653	1,218,998	277,395
Less: comprehensive income (loss) attributable to the noncontrolling interest	1,430	(1,816)	(1,606)
Comprehensive income attributable to Cal-Maine Foods, Inc.	$ 316,223	$ 1,220,814	$ 279,001

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock										
	Shares	Amount	Class A Shares	Class A Amount	Treasury Shares	Treasury Amount	Paid In Capital	Retained Earnings	Accum. Other Comp. Income (loss)	Noncontrolling Interest	Total
Balance at June 3, 2023	70,261	$ 703	4,800	$ 48	26,077	$ (30,008)	$ 72,112	$ 1,571,112	$ (2,886)	$ (1,498)	$ 1,609,583
Stock compensation plan transactions	—	—	—	—	(55)	(1,589)	4,259	—	—	—	2,670
Dividends ($1.889 per share)											
Common	—	—	—	—	—	—	—	(83,565)	—	—	(83,565)
Class A common	—	—	—	—	—	—	—	(9,040)	—	—	(9,040)
Net income (loss)	—	—	—	—	—	—	—	277,888	—	(1,606)	276,282
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	1,113	—	1,113
Balance at June 1, 2024	70,261	703	4,800 –	48	26,022	(31,597)	76,371	1,756,395	(1,773)	(3,104)	1,797,043
Stock compensation plan transactions	—	—	—	—	(7)	(3,900)	4,474	—	—	—	574
Conversion of Class A Shares	4,800	48	(4,800)	(48)	—	—	—	—	—	—	—
Repurchase of Shares	—	—	—	—	552	(50,396)	—	—	—	—	(50,396)
Contributions to Crepini Foods LLC	—	—	—	—	—	—	—	—	—	6,485	6,485
Acquisition of noncontrolling interest in MeadowCreek Foods LLC	—	—	—	—	—	—	—	(3,826)	—	3,826	—
Dividends ($8.319 per share)											
Common	—	—	—	—	—	—	—	(378,062)	—	—	(378,062)
Class A common	—	—	—	—	—	—	—	(28,627)	—	—	(28,627)
Net income (loss)	—	—	—	—	—	—	—	1,220,048	—	(1,816)	1,218,232
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	766	—	766
Balance at May 31, 2025	75,061	751	—	—	26,567	(85,893)	80,845	2,565,928	(1,007)	5,391	2,566,015
Stock compensation plan transactions	—	—	—	—	(59)	(1,354)	5,261	—	—	—	3,907
Repurchase of Shares	—	—	—	—	1,572	(130,520)	—	—	—	—	(130,520)
Dividends ($2.458 per share)											
Common	—	—	—	—	—	—	—	(117,502)	—	—	(117,502)
Contributions	—	—	—	—	—	—	—	—	—	979	979
Net income	—	—	—	—	—	—	—	316,682	—	1,430	318,112
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(459)	—	(459)
Balance at May 30, 2026	75,061	$ 751	—	$ —	28,080	$ (217,767)	$ 86,106	$ 2,765,108	$ (1,466)	$ 7,800	$ 2,640,532

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended		
	May 30, 2026	May 31, 2025	June 1, 2024
Cash flows from operating activities:			
Net income	$ 318,112	$ 1,218,232	$ 276,282
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	124,342	94,021	80,241
Deferred income taxes	67,363	11,570	(9,672)
Stock compensation expense	5,757	4,527	4,358
Loss on change in fair value contingent consideration	—	15,000	5,500
Other operating activities, net	(4,425)	(15,426)	(6,908)
Change in operating assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in trade receivables	139,753	(104,997)	(27,570)
(Increase) decrease in inventories	(34,978)	(12,224)	28,800
Increase (decrease) in accounts payable and current accrued expenses	(8,338)	65,311	9,353
Net change in income taxes receivable and payable	(94,810)	(45,946)	91,567
Net changes in other operating assets and liabilities	(33,023)	(5,334)	(553)
Net cash provided by operating activities	479,753	1,224,734	451,398
Cash flows from used in investing activities:			
Purchases of investments	(648,915)	(1,213,593)	(573,565)
Sales of investments	745,240	907,640	358,932
Acquisition of businesses, net of cash acquired	(427,794)	(116,193)	(53,746)
Acquisition of Van's	(24,776)	—	—
Investment in unconsolidated entities	—	—	(363)
Distributions from unconsolidated entities	3,253	4,050	3,000
Purchases of property, plant and equipment	(151,220)	(161,255)	(147,116)
Net proceeds from disposal of property, plant and equipment	328	3,882	272
Net cash used in investing activities	(503,884)	(575,469)	(412,586)
Cash flows used in financing activities:			
Principal payments on long-term debt	—	(2,481)	—
Principal payments on finance lease	—	—	(214)
Purchase of common stock by treasury	(131,124)	(53,953)	(1,688)
Payments of dividends	(231,622)	(330,290)	(91,856)
Net cash used in financing activities	(362,746)	(386,724)	(93,758)
Increase (decrease) in cash, cash equivalents and restricted cash	(386,877)	262,541	(54,946)
Cash, cash equivalents and restricted cash at beginning of year	500,419	237,878	292,824
Cash, cash equivalents and restricted cash at end of year	$ 113,542	$ 500,419	$ 237,878

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Cal-Maine Foods, Inc. ("we," "us," "our," or the "Company") is the largest egg company in the United States ("U.S.") and a leading player in the egg-based food industry. The Company's shell egg portfolio spans the full egg value ladder—from conventional to specialty, including cage-free, nutritionally enhanced, organic, brown, pasture-raised, and free-range eggs—serving both retail and foodservice customers nationwide. Cal-Maine Foods also participates in the growing prepared foods sector, with offerings such as pre-cooked egg patties, omelets, folded and scrambled egg formats, hard-cooked eggs, pancakes, waffles, and specialty wraps. Our branded portfolio includes Eggland's Best®, Land O'Lakes®, Farmhouse Eggs®, 4Grain®, Sunups®, Van's®, MeadowCreek Foods®, and Crepini®. We sell most of our products throughout much of the U.S. and aim to maintain efficient, state-of-the-art operations located close to our customers. We were founded in 1957 and are headquartered in Ridgeland, Mississippi.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and of majority-owned subsidiaries over which we exercise control. All significant intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is on the Saturday closest to May 31. The fiscal years ending on May 30, 2026, May 31, 2025, June 1, 2024 each included 52 weeks.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. We maintain bank accounts that are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company routinely maintains cash balances with certain financial institutions in excess of federally insured amounts. The Company has not experienced any loss in such accounts. The Company manages this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions.

Investment Securities Available-for-Sale

The Company has determined that its debt securities are available-for-sale investments and are classified as current because the amounts invested are available for current operations. Available-for-sale securities are carried at fair value, based on quoted market prices as of the balance sheet date, with unrealized gains and losses recorded in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and is recorded in interest income. The Company regularly evaluates changes to the rating of its debt securities by credit agencies and economic conditions to assess and record any expected credit losses through allowance for credit losses, limited to the amount that fair value was less than the amortized cost basis. There was no allowance for credit losses at May 30, 2026 and May 31, 2025.

The cost basis for realized gains and losses on available-for-sale securities is determined by the specific identification method. Gains and losses are recognized in other income (expense) as "Other, net" in the Company's Consolidated Statements of Income. Interest and dividends on securities classified as available-for-sale are recorded in "Interest income, net" in the Company's Consolidated Statements of Income.

Trade Receivables

Trade receivables are stated at their carrying values, which include a reserve for credit losses. At May 30, 2026 and May 31, 2025, reserves for credit losses were $719 thousand and $745 thousand, respectively. The Company extends credit to customers based on an evaluation of each customer's financial condition and credit history. Collateral is generally not required. The Company minimizes exposure to counter party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. In determining our reserve for credit losses, receivables are assigned an expected loss based on historical loss information adjusted as needed for economic and other forward-looking factors. At May 30, 2026 and May 31, 2025, one customer accounted for approximately 26.2% and 28.1% of the Company's trade accounts receivable, respectively.

Inventories

Inventories of flocks, feed, supplies, raw materials and finished goods are valued principally at the lower of cost or net realizable value. The cost of inventories is determined by either the first-in, first-out method or the weighted-average method.

The cost associated with flocks, consisting principally of chicks, feed, labor, contractor payments and overhead costs, are accumulated during a growing period of approximately 22 weeks. Flock costs are amortized to cost of sales over the productive lives of the flocks, generally one to two years. As the amortization period of the flocks is relatively short, disclosure of the gross cost and accumulated amortization is omitted. Flock mortality is charged to cost of sales as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures that significantly extend the useful life of the related assets are capitalized. Normal repairs and maintenance are expensed as incurred. When property, plant, and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Investments in Unconsolidated Entities

The equity method of accounting is used when the Company can exert significant influence over an entity, but does not control its financial and operating decisions. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Equity investments without readily determinable fair values, when the Company does not have the ability to exercise significant influence over the investee, are recorded at cost, less impairment, plus or minus observable price changes.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is evaluated for impairment at least annually or more frequently if impairment indicators arise by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment.

Intangible Assets

Intangible assets are initially recorded at fair value in business acquisitions, which include franchise rights, customer relationships, non-compete agreements, trademarks and right of use intangibles. They are amortized over their estimated useful lives of 5 to 15 years. The gross cost and accumulated amortization of intangible assets are removed when the recorded amounts are fully amortized and the asset is no longer in use or the contract has expired. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Indefinite life assets are recorded at fair value in business acquisitions and represent brand names and water rights. They are not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise.

Insurance Liabilities and Restricted Cash

The Company uses a combination of insurance and self-insurance programs, including a wholly-owned captive insurance subsidiary (the "Captive") to provide coverage for the potential liabilities for workers' compensation, auto liability and general liability risks. Liabilities associated with these risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. These liabilities are recorded within "Accrued expenses and other current liabilities" in the Company's Consolidated Balance Sheets and were $11.4 million and $8.0 million at May 30, 2026 and May 31, 2025, respectively.

The Captive maintains certain levels of cash and cash equivalents which are restricted in use to secure the insurer's obligations for workers' compensation, auto liability and general liability programs. Restricted cash was $6.3 million and $1.0 million as of May 30, 2026 and May 31, 2025, respectively, and is recorded within "Prepaid expenses and other current assets" in the Company's Consolidated Balance Sheets.

The Company also maintains medical plans covering substantially all full-time employees. Under the plan, the Company self-insures its portion of medical claims and uses stop-loss insurance to limit its portion of medical claims to $275,000 per occurrence. Liabilities associated with these risks are estimated in part by considering historical claims experience, medical cost trends, demographic factors, severity factors and other actuarial assumptions. The Company's expenses including accruals for incurred but not reported claims were approximately $26.6 million, $22.8 million, and $23.0 million in fiscal years 2026, 2025, and 2024, respectively. The liability recorded for incurred but not reported claims was $4.3 million and $3.0 million as of May 30, 2026, and May 31, 2025, respectively and are classified within "Accrued expenses and other current liabilities" in the Company's Consolidated Balance Sheets.

Dividends Payable

Dividends are accrued at the end of each quarter according to the Company's dividend policy adopted by its Board of Directors ("Board"). The Company pays a dividend to stockholders of its Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc., computed in accordance with GAAP, in an amount equal to one-third (1/3) of such quarterly net income. Dividends are paid to stockholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company pays dividends to stockholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the most recent quarter for which a dividend was paid. The dividend policy is subject to periodic review by the Board. In accordance with our variable dividend policy, we will not pay a cash dividend to holders of our Common Stock with respect to our fourth quarter of fiscal 2026.

Revenue Recognition

The Company recognizes revenue through sale of its products to customers through retail, foodservice and other distribution channels. The majority of the Company's revenue is derived from agreements or contracts with customers based upon the customer ordering its products with a single performance obligation of delivering the product. The Company believes the performance obligation is met upon delivery and acceptance of the product by our customers, which generally occurs upon shipment or delivery to a customer based on terms of the sale. Costs paid to third party brokers to obtain agreements are expensed as the Company's agreements are generally less than one year.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for delivery of the products. The Company periodically offers sales incentives or other programs such as rebates, discounts, coupons, volume-based incentives, guaranteed sales and other programs. The Company records an estimated allowance for costs associated with these programs, which is recorded as a reduction in revenue at the time of sale using historical trends and projected redemption rates of each program. The Company regularly reviews these estimates and any difference between the estimated costs and actual realization of these programs would be recognized the subsequent period.

Shipping and Distribution

Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income and totaled $ 108.0 million, $ 93.5 million, and $72.7 million in fiscal years 2026, 2025, and 2024, respectively.

Income Taxes

Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. The Company initially and subsequently measures the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company records interest and penalties on uncertain tax positions as a component of income tax expense. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's consolidated financial statements.

Business Combinations

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

We use various models and methods to determine the fair values of identifiable assets and liabilities, such as top-down and bottom-up approach for inventory, cost method and market approach for property, relief-from-royalty and multi-period excess earnings to value intangibles. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives.

Gain (Loss) on Involuntary Conversions

The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as fires, hurricanes, tornadoes and other acts of God, and is eligible to participate in U.S. Department of Agriculture ("USDA") indemnity and compensation programs for certain losses due to disease outbreaks such as highly pathogenic avian influenza ("HPAI"). Specifically, the Animal Health Protection Act authorizes the USDA to provide indemnity payments to producers for birds and eggs that must be destroyed during a disease response. Payments received under these programs are based on the fair market value of the poultry and/or eggs at the time that HPAI virus is detected in the flock. Other covered costs include feed, depopulation and disposal costs, and virus elimination costs. The USDA does not provide indemnity for income or production losses suffered due to downtime or other business disruptions nor for indirect continuing expenses. Recoveries received for property damage, business interruption and disease outbreaks in excess of or less than the net book value of damaged assets, including poultry, clean-up and demolition costs, and other direct post-event costs are recorded within "Gain (loss) on involuntary conversions" in the period received or committed when all contingencies associated with the recoveries are resolved.

Loss Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

The Company expenses the costs of litigation as they are incurred.

New Accounting Pronouncements and Policies

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*. This ASU requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for fiscal periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended May 30, 2026, on a prospective basis. See Note 14 - Income Taxes for additional disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*. The objective of ASU 2024-03 is to improve disclosures about a public entity's expenses, primarily through additional disaggregation of income statement expenses. Additionally, in January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of ASU 2025-01. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statement disclosures.

There are no other new accounting pronouncements issued or effective during the fiscal year that had or are expected to have a material impact on our consolidated financial statements.

Note 2 – Acquisitions

Acquisition of Creighton Brothers, LLC

Effective on March 2, 2026, the Company acquired the shell egg, egg products, and prepared foods assets of Creighton Brothers LLC and including Crystal Lake LLC ("Creighton"). The acquired assets include commercial shell egg production and grading with capacity of approximately 3.2 million layers, including 500 thousand cage-free layers, and 865 thousand pullets, a feed mill, 1,007 acres of land, as well as an egg products and hard-cooked egg processing facility located near Warsaw, Indiana.

The following table summarizes the consideration paid for Creighton and the value of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Cash consideration paid	$	128,784
Recognized amounts of identifiable assets acquired and liabilities assumed		
Inventories	$	16,504
Prepaid expenses and other current assets		890
Property, plant & equipment		101,883
Intangible assets, net		60
		119,337
Accounts payable and other current liabilities		(553)
Total identifiable net assets		118,784
Goodwill		10,000
	$	128,784

Inventories consisted primarily of flock, feed ingredients, packaging, and egg inventory. Flock inventory was valued at carrying value as management believes that its carrying value best approximates its fair value. Feed ingredients, packaging and egg inventory were all valued based on market prices as of March 2, 2026.

Property, plant and equipment were valued utilizing the cost approach and market approach. Machinery and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence. Land and buildings were valued utilizing the market approach by using a real estate valuation.

Goodwill recorded in connection with the Creighton acquisition is primarily attributable to improved efficiencies from integrating the assets of Creighton with the operations of the Company. The Company recognized goodwill of $10.0 million as a result of the acquisition.

Acquisition of Clean Egg, LLC

Effective October 10, 2025, the Company acquired certain assets of Clean Egg, LLC ("Clean Egg") based in Langwood, Texas, for approximately $23.7 million. The assets acquired included 677 thousand brown cage-free and free-range layers and pullets and other inventory, machinery and equipment related to its contract production and egg processing business. The Company recognized goodwill of $10.2 million as a result of the acquisition. The Company accounted for the acquisition as a business combination.

Acquisition of Echo Lake Foods, LLC

Effective June 2, 2025, the Company acquired Echo Lake Foods, LLC and certain related companies (collectively "Echo Lake Foods"). Echo Lake Foods is based in Burlington, Wisconsin and produces, packages, markets and distributes prepared foods, including pre-cooked egg patties, omelets, folded and scrambled egg formats, pancakes and waffles. The Company accounted for the acquisition as a business combination.

The Company finalized the business combination accounting during the second quarter of fiscal 2026, which resulted in immaterial measurement period adjustments. The following table summarizes the consideration paid for Echo Lake Foods and the value of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Cash consideration paid	$ 275,406
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash	$ 115
Investment securities available-for-sale	14,147
Accounts receivable	31,923
Inventories	21,601
Prepaid expenses and other current assets	3,131
Property, plant & equipment	151,697
Intangible assets	36,800
	259,414
Accounts payable and other current liabilities	(14,114)
Total identifiable net assets	245,300
Goodwill	30,106
	$ 275,406

Cash and accounts receivable acquired along with liabilities assumed were valued at their carrying value which approximates fair value due to the short maturity of these instruments.

Inventories consisted primarily of raw materials, supplies and finished goods. Raw materials and supplies were valued at their carrying value as management believes that their carrying value best approximates their fair value. Finished goods were valued using both the bottom-up and top-down approach. The bottom-up approach measures the value of inventory as the value created by the target company (i.e., the costs incurred, profit realized, and tangible and intangible assets utilized) pre-acquisition date. The top-down approach measures the value of inventory as the incremental inventory value created by the market participant buyer as part of its selling effort to an end customer (i.e., the costs that will be incurred, the profit that will be realized, and the tangible and intangible assets that will be utilized) post-acquisition date.

Property, plant and equipment were valued utilizing the cost approach and market approach. Machinery and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence. Land and buildings were valued utilizing the market approach by using a real estate valuation.

Intangible assets consisted primarily of customer relationships and a trade name. Customer relationships were valued using the multi-period excess earnings method and the trade name was valued using the relief-from-royalty method.

Goodwill represents the excess of the purchase price of the acquired business over the acquisition date fair value of the net assets acquired. Goodwill recorded in connection with the Echo Lake Foods acquisition is primarily attributable to projected synergies from integrating the operations of Echo Lake Foods with the operations of the Company. The Company recognized goodwill of $30.1 million as a result of the acquisition, all of which is deductible for tax purposes.

The Company recorded transaction costs of $594 thousand in the first quarter of fiscal 2026 and $6.6 million in the fourth quarter of fiscal 2025, respectively, as a result of the Echo Lake Foods acquisition, within “Selling, general and administrative expenses” in the Company’s Consolidated Statements of Income.

Acquisition of Deal-Rite Feeds, Inc. Assets

Effective February 3, 2025, the Company acquired certain assets of Deal-Rite Feeds, Inc. and certain of its affiliates (“Deal-Rite”) for approximately $4.7 million. The assets acquired included two feed mills, storage facilities, usable grain, vehicles, related

equipment and a retail feed sales business located in North Carolina. The acquired assets will produce and deliver feed to our nearby shell egg production facilities. The Company accounted for the acquisition as a business combination.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

Goodwill recorded in connection with the Deal-Rite acquisition is primarily attributable to improved efficiencies from integrating the assets of Deal-Rite with the operations of the Company. The Company recognized goodwill of $1.0 million as a result of the acquisition.

Acquisition of ISE America, Inc. Assets

Effective June 28, 2024, the Company acquired substantially all of the commercial shell egg production, processing and egg products breaking facilities of ISE America, Inc. and certain of its affiliates ("ISE"). The assets acquired included commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 4.7 million laying hens, including 1.0 million cage-free, and 1.2 million pullets, feed mills, approximately 4,000 acres of land, inventories and an egg products breaking facility. The acquired assets also include an extensive customer distribution network across the Northeast and Mid-Atlantic states, and production operations in Maryland, New Jersey, Delaware and South Carolina. The Company accounted for the acquisition as a business combination.

The following table summarizes the consideration paid for the ISE assets and the amounts of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Cash consideration paid	$ 111,521
Recognized amounts of identifiable assets acquired and liabilities assumed	
Inventories	$ 20,547
Property, plant and equipment	90,572
Intangible assets	710
	111,829
Accounts payable and other current liabilities	(308)
Total identifiable net assets	$ 111,521

Inventories consisted primarily of flock, feed ingredients, packaging, and egg inventory. Flock inventory was valued at carrying value as management believes that its carrying value best approximates its fair value. Feed ingredients, packaging and egg inventory were all valued based on market prices as of June 28, 2024.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

Intangible assets consisted primarily of customer lists acquired. Customers lists were valued using the income method approach.

Other Acquisitions and Investments

Effective May 12, 2026, the Company acquired certain assets of Van's Foods business of Sara Lee Frozen Bakey, LLC ("Van's") for approximately $24.8 million. The assets acquired included trademarks and trade names, customer networks and inventory and will support our prepared foods segment and deliver greater value across the supply chain. The Company accounted for the acquisition as an asset acquisition.

Effective September 9, 2024, the Company completed a strategic investment with Crepini LLC, establishing a new egg products and prepared foods venture. The new entity, located in Hopewell Junction, New York, operates as Crepini Foods LLC ("Crepini"). The Company capitalized Crepini with approximately $6.75 million in cash to purchase additional equipment and other assets

and fund working capital in exchange for a 51% interest in the new venture. Crepini LLC contributed its existing assets and business in exchange for a 49% interest in the new venture.

Effective November 30, 2024, the Company acquired the remaining 9.23% interest in our majority-owned subsidiary, MeadowCreek Foods LLC.

Note 3 - Investment Securities Available-for-Sale

The following presents the Company's investment securities available-for-sale as of May 30, 2026 and May 31, 2025 (in thousands):

May 30, 2026	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Municipal bonds	$ 12,362	$ 4	$ —	$ 12,366
Commercial paper	42,562	—	16	42,546
Corporate bonds	569,137	—	742	568,395
Certificates of deposits	3,226	—	6	3,220
US government and agency obligations	153,172	—	187	152,985
Treasury bills	37,334	—	6	37,328
Total current investment securities	$ 817,793	$ 4	$ 957	$ 816,840

May 31, 2025	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Municipal bonds	$ 21,695	$ 3	$ —	$ 21,698
Commercial paper	90,880	—	50	90,830
Corporate bonds	431,378	130	—	431,508
Certificates of deposits	5,200	—	6	5,194
US government and agency obligations	240,655	—	260	240,395
Treasury bills	103,119	—	36	103,083
Total current investment securities	$ 892,927	$ 133	$ 352	$ 892,708

Actual maturities may differ from contractual maturities as some borrowers have the right to call or prepay obligations with or without penalties. Contractual maturities of current investment securities at May 30, 2026 are as follows (in thousands):

	Estimated Fair Value
Within one year	$ 474,328
1-5 years	342,512
Total	$ 816,840

Note 4 - Fair Value Measurements

The Company is required to categorize both financial and nonfinancial assets and liabilities based on the following fair value hierarchy. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable, and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

- *Level 1* - Quoted prices in active markets for identical assets or liabilities

- *Level 2* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including:
    - Quoted prices for similar assets or liabilities in active markets
    - Quoted prices for identical or similar assets in non-active markets
    - Inputs other than quoted prices that are observable for the asset or liability
    - Inputs derived principally from or corroborated by other observable market data

- *Level 3* - Unobservable inputs for the asset or liability that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost are as follows:

Cash and Cash Equivalents, Accounts Receivable, and Accounts Payable

The carrying amount approximates fair value due to the short maturity of these instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis as of May 30, 2026 and May 31, 2025 (in thousands):

May 30, 2026	Level 1	Level 2	Level 3	Balance
Investment securities available-for-sale				
Municipal bonds	$ —	$ 12,366	$ —	$ 12,366
Commercial paper	—	42,546	—	42,546
Corporate bonds	—	568,395	—	568,395
Certificates of deposits	—	3,220	—	3,220
US government and agency obligations	—	152,985	—	152,985
Treasury bills	—	37,328	—	37,328
Total investment securities available-for-sale measured at fair value	$ —	$ 816,840	$ —	$ 816,840
Liabilities				
Contingent consideration	—	—	21,500	21,500
Total liabilities measured at fair value	$ —	$ —	$ 21,500	$ 21,500

May 31, 2025	Level 1	Level 2	Level 3	Balance
Investment securities available-for-sale				
Municipal bonds	$ —	$ 21,698	$ —	$ 21,698
Commercial paper	—	90,830	—	90,830
Corporate bonds	—	431,508	—	431,508
Certificates of deposits	—	5,194	—	5,194
US government and agency obligations	—	240,395	—	240,395
Treasury bills	—	103,083	—	103,083
Total investment securities available-for-sale measured at fair value	$ —	$ 892,708	$ —	$ 892,708
Liabilities				
Contingent consideration	—	—	21,500	21,500
Total liabilities measured at fair value	$ —	$ —	$ 21,500	$ 21,500

Investment securities – available-for-sale are all classified as Level 2 and consist of securities with maturities of three months or longer when purchased. We classified these securities as current because amounts invested are readily available for current operations. Observable inputs for these securities are yields, credit risks, default rates, and volatility.

Contingent consideration classified as Level 3 consists of the potential obligation to pay an earnout to Fassio Egg Farms, Inc. ("Fassio") contingent on the acquired business meeting certain return on profitability milestones over a three-year period that commenced on the date of the acquisition in the second quarter of fiscal 2024. The fair value of the contingent consideration is estimated using a discounted cash flow model. Key assumptions and unobservable inputs that require significant judgment used in the estimate include weighted average cost of capital, egg prices, projected revenue and expenses over the period for which the contingent consideration is measured, and the probability assessments with respect to the likelihood of achieving the forecasted projections.

The following table shows the beginning and ended balances in fair value for the contingent consideration:

	Fassio Contingent Consideration	
Balance, June 4, 2023	$	—
Acquisition of Fassio		1,000
Fair value adjustments		5,500
Balance, June 1, 2024		6,500
Fair value adjustments		15,000
Balance, May 31, 2025		21,500
Fair value adjustments		—
Balance, May 30, 2026	$	21,500

At May 30, 2026, the contingent consideration is recorded with accrued expenses and other current liabilities in the consolidated balance sheets. Adjustments to the fair value of contingent consideration are recorded within the selling, general and administrative expenses in the consolidated statements of income.

Note 5 - Inventories

Inventories consisted of the following (in thousands):

	May 30, 2026		May 31, 2025	
Flocks, net of amortization	$	192,673	$	166,507
Feed and supplies		84,769		65,192
Raw materials and finished goods inventory		97,823		63,971
	$	375,265	$	295,670

We grow and maintain flocks of layers (mature female chickens), pullets (female chickens under 18 weeks of age), and breeders (male and female chickens used to produce fertile eggs to hatch for egg production flocks). Our total flock at May 30, 2026 and May 31, 2025, consisted of approximately 14.1 million and 11.5 million pullets and breeders and 50.0 million and 48.3 million layers, respectively.

The Company expensed amortization and mortality associated with the flocks to cost of sales as follows (in thousands):

	May 30, 2026		May 31, 2025		June 1, 2024	
Amortization	$	205,041	$	196,248	$	198,298
Mortality		11,170		10,619		10,640
Total flock costs charged to cost of sales	$	216,211	$	206,867	$	208,938

Note 6 - Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	May 30, 2026		May 31, 2025	
Land and improvements	$	176,243	$	158,627
Buildings and improvements		835,670		722,552
Machinery and equipment		1,085,789		876,024
Construction-in-progress		207,006		148,621
		2,304,708		1,905,824
Less: accumulated depreciation		986,373		879,140
	$	1,318,335	$	1,026,684

Depreciation expense was $116.6 million, $91.1 million and $77.2 million in the fiscal years ended May 30, 2026, May 31, 2025, and June 1, 2024, respectively.

Note 7 - Investment in Unconsolidated Entities

As of May 30, 2026 and May 31, 2025, the Company owned 50% of Specialty Eggs, LLC ("Specialty Eggs") and of Southwest Specialty Eggs, LLC ("Southwest Specialty Eggs"), which are accounted for using the equity method of accounting. Specialty Eggs owns the Egg-Land's Best franchise for most of Georgia and South Carolina, as well as a portion of western North Carolina and eastern Alabama. Southwest Specialty Eggs owns the Egg-Land's Best franchise for Arizona, southern California and Clark County, Nevada (including Las Vegas).

Equity method investments are included in "Other assets" in the accompanying Consolidated Balance Sheets and totaled $5.6 million and $10.3 million at May 30, 2026 and May 31, 2025, respectively.

Equity in income (loss) of unconsolidated entities of a $1.3 million loss, $6.2 million income, and $1.4 million income from these entities has been included in "Other, net" in the accompanying Consolidated Statements of Income for fiscal 2026, 2025, and 2024, respectively.

The following relates to the Company's transactions with these unconsolidated affiliates (in thousands):

	For the fiscal year ended		
	May 30, 2026	May 31, 2025	June 1, 2024
Sales to unconsolidated entities	$ 76,130	$ 110,106	$ 100,553
Purchases from unconsolidated entities	75,031	76,167	63,916
Distributions from unconsolidated entities	3,253	4,050	3,000

	May 30, 2026	May 31, 2025
Accounts receivable from unconsolidated entities	$ 5,224	$ 5,090
Accounts payable to unconsolidated entities	955	613

Note 8 - Goodwill and Other Intangible Assets

Goodwill

During the fourth quarter of fiscal 2026, the Company transitioned into its new reporting structure which resulted in changes to the Company's operating segments and reporting units. The goodwill of the Company's historical reporting units were reallocated to the new reporting units on a relative fair value basis as of the date of the reorganization. The Company assessed goodwill for impairment immediately before and immediately after the reorganization and concluded that there was no goodwill impairment. For more information regarding the changes to our reportable segments in the fourth quarter of fiscal 2026, refer to Note 15 – Segment Reporting.

The changes in the carrying amount of goodwill were (in thousands):

	Consolidated Business	Conventional Shell Eggs	Specialty Shell Eggs	Prepared Foods	Total
Balance June 1, 2024	$ 45,776	$ —	$ —	$ —	$ 45,776
Additions	1,000	—	—		1,000
Balance May 31, 2025	46,776	—	—	—	46,776
Additions	50,283	—	—	—	50,283
Balance March 2, 2026	97,059	—	—	—	97,059
Goodwill reallocation	(97,059)	13,790	53,163	30,106	—
Balance May 30, 2026	$ —	$ 13,790	$ 53,163	$ 30,106	$ 97,059

Intangible Assets

The carrying amounts for indefinite-lived intangibles consisted of the following (in thousands):

	May 30, 2026	May 31, 2025
Brand name	$ 14,526	$ —
Water rights	2,942	2,942
Total	$ 17,468	$ 2,942

During fiscal 2026, the Company purchased the Van's brand name as part of the asset acquisition. This intangible asset is classified as an indefinite-lived brand name.

Intangible assets, net, subject to amortization, consisted of the following (in thousands):

	Franchise rights	Customer relationships	Other intangibles	Total
Balance June 1, 2024	$ 11,787	$ 608	$ 659	$ 13,054
Additions	—	700	619	1,319
Amortization	(1,596)	(353)	(209)	(2,158)
Balance May 31, 2025	10,191	955	1,069	12,215
Additions	—	40,000	10,212	50,212
Amortization	(1,595)	(3,555)	(1,615)	(6,765)
Balance May 30, 2026	$ 8,596	$ 37,400	$ 9,666	$ 55,662

For intangible assets subject to amortization, the gross carrying amounts and accumulated amortization are as follows (in thousands):

	May 30, 2026		May 31, 2025	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizable intangible assets:				
Franchise rights	$ 27,979	$ (19,383)	$ 29,284	$ (19,093)
Customer relationships	41,700	(4,300)	1,700	(745)
Other intangibles	11,981	(2,315)	1,769	(700)
Total	$ 81,660	$ (25,998)	$ 32,753	$ (20,538)

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for fiscal years 2026, 2025, and 2024 totaled $6.8 million, $2.2 million and $2.2 million, respectively. Amortization expenses is classified in "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Income.

The following table presents the total estimated amortization expense of intangible assets for the five succeeding years (in thousands):

For fiscal year	Estimated amortization expense
2027	$ 7,735
2028	7,665
2029	7,602
2030	7,512
2031	6,351
Thereafter	18,797
Total	$ 55,662

Note 9 - Employee Benefit Plans

KSOP

The Company maintains a KSOP covering substantially all employees (the "Plan"). The Company contributes 3% of eligible compensation, plus discretionary amounts, with contributions vesting immediately. Cash contributions to the Plan were $7.0 million, $5.5 million and $4.3 million in fiscal 2026, 2025, and 2024, respectively. The Plan purchases Company stock in the open market using Company contributions and dividends.

Deferred Compensation and Other Postretirement Plans

The Company maintains several deferred compensation and other postretirement plans for certain officers and a select group of management and highly compensated employees of the Company. The liability recorded related to these agreements was $6.7 million and $4.1 million at May 30, 2026 and May 31, 2025, respectively and is classified within "Accrued expenses and other current liabilities" and "Other liabilities" in the Company's Consolidated Balance Sheets. The related expense for these plans was $1.1 million, $1.5 million and $1.2 million in fiscal 2026, 2025 and 2024, respectively.

Note 10 - Credit Facility

For fiscal years 2026, 2025 and 2024, interest expense was $556 thousand, $612 thousand and $549 thousand, respectively, primarily related to commitment fees on the Credit Facility described below.

On November 15, 2021, we entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement") with a five-year term, expiring November 15, 2026. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility" or "Revolver") in an initial aggregate principal amount of up to $250 million, which includes a $15 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans. The Credit Facility also includes an accordion feature permitting, with the consent of BMO Harris Bank N.A. (the "Administrative Agent"), an increase in the Credit Facility in the aggregate up to $200 million by adding one or more incremental senior secured term loans or increasing one or more times the revolving commitments under the Revolver. No amounts were borrowed under the Credit Facility as of May 30, 2026 or May 31, 2025 or during fiscal 2026 or fiscal 2025. The Company had $5.9 million of outstanding standby letters of credit issued under the Credit Facility at May 30, 2026.

On May 26, 2023, we entered into the First Amendment (the "First Amendment") to the Credit Agreement, which replaced the London Interbank Offered Rate interest rate benchmark with the secured overnight financing rate as administered by the Federal Reserve Bank of New York or a successor administrator of the secured overnight financing rate ("SOFR"). The interest rate in connection with loans made under the Credit Facility is based on, at the Company's election, either the Adjusted Term SOFR Rate plus the Applicable Margin or the Base Rate plus the Applicable Margin. The "Adjusted Term SOFR" means with respect to any tenor, the per annum rate equal to the sum of (i) Term SOFR as defined in the Credit Agreement plus (ii) 0.10% (10 basis points); provided, if Adjusted Term SOFR determined as provided above shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. The "Floor" means the rate per annum of interest equal to 0.00%. The "Base Rate" means a fluctuating rate per annum equal to the highest of (a) the federal funds rate plus 0.50% per annum, (b) the prime rate of interest established by the Administrative Agent, and (c) the Adjusted Term SOFR for a one-month tenor plus 1.00%. The "Applicable Margin" means 0.00% to 0.75% per annum for Base Rate Loans and 1.00% to 1.75% per annum for SOFR Loans, in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date. The Company will pay a commitment fee on the unused portion of the Credit Facility payable quarterly from 0.15% to 0.25%, in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date.

On March 25, 2025, the Company entered into the Second Amendment (the "Second Amendment") to the Credit Agreement. Under the Credit Agreement, a Change of Control is an event of default. The Second Amendment amended the definition of Change of Control to exclude from that definition the conversion (the "Class A Conversion") of all outstanding shares of the Company's Class A Common Stock into Common Stock which occurred on April 14, 2025.

The Credit Facility is guaranteed by substantially all the current and future wholly-owned direct and indirect domestic subsidiaries of the Company (the "Guarantors"), and is secured by a first-priority perfected security interest in substantially all of the Company's and the Guarantors' accounts, payment intangibles, instruments (including promissory notes), chattel paper, inventory (including farm products) and deposit accounts maintained with the Administrative Agent.

The Credit Agreement contains customary covenants, including restrictions on the incurrence of liens, incurrence of additional debt, sales of assets and other fundamental corporate changes and investments. The Credit Agreement requires maintenance of

two financial covenants: (i) a maximum Total Funded Debt to Capitalization Ratio tested quarterly of no greater than 50%; and (ii) a requirement to maintain Minimum Tangible Net Worth at all times of $700 Million plus 50% of net income (if net income is positive) less permitted restricted payments for each fiscal quarter after November 27, 2021. The Credit Agreement also includes customary events of default and customary remedies upon the occurrence of an event of default, including acceleration of the amounts due under the Credit Facility and foreclosure of the collateral securing the Credit Facility.

Further, under the terms of the Credit Agreement, payment of dividends under the Company's current dividend policy of one-third of the Company's net income, computed in accordance with GAAP, and payment of other dividends or repurchases by the Company of its capital stock is allowed, as long as after giving effect to such dividend payments or repurchases no default has occurred and is continuing and the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals at least $50 million.

At May 30, 2026, we were in compliance with the covenant requirements of the Credit Agreement.

Note 11 - Equity

On April 14, 2025, all 4.8 million shares of Class A Common Stock were converted into Common Stock. Upon the conversion of the Class A Stock, the Company was no longer a controlled company under the rules of The Nasdaq Stock Market.

On February 25, 2025, the Board approved a $500 million share repurchase program. The share repurchase program authorizes the Company, in management's discretion, to repurchase Common Stock from time to time for an aggregate purchase price up to $500 million (exclusive of any fees, taxes, commissions or other expenses related to such repurchases), subject to market conditions and other factors. The actual timing, number and value of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including, but not limited to, the market price of the Common Stock and general market and economic conditions.

The Company repurchased 1,571,950 and 551,876 shares during fiscal 2026 and 2025, respectively, under the share repurchase program. As of May 30, 2026, the Company had remaining authorization to purchase up to $320.7 million under the repurchase program.

Authorized preferred stock consists of 10,000,000 shares, with a par value of $0.01, of which no shares were issued and outstanding as of May 30, 2026 and May 31, 2025.

Note 12 - Net Income per Common Share

Basic net income per share attributable to Cal-Maine Foods, Inc. is based on the weighted average shares of Common Stock (and when they were outstanding, shares of Class A Common Stock) outstanding. All shares of Class A Common Stock were converted into Common Stock on April 14, 2025. Diluted net income per share attributable to Cal-Maine Foods, Inc. is based on weighted-average Common Stock outstanding during the relevant period adjusted for the dilutive effect of share-based awards.

The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted net income per common share attributable to Cal-Maine Foods, Inc. (amounts in thousands, except per share data):

	May 30, 2026	May 31, 2025	June 1, 2024
Numerator			
Net income	$ 318,112	$ 1,218,232	$ 276,282
Less: Net income (loss) attributable to noncontrolling interest	1,430	(1,816)	(1,606)
Net income attributable to Cal-Maine Foods, Inc.	$ 316,682	$ 1,220,048	$ 277,888
Denominator			
Weighted-average common shares outstanding, basic	47,650	48,719	48,717
Effect of dilutive securities of restricted shares	131	172	156
Weighted-average common shares outstanding, diluted	47,781	48,891	48,873
Net income per common share attributable to Cal-Maine Foods, Inc.			
Basic	$ 6.65	$ 25.04	$ 5.70
Diluted	$ 6.63	$ 24.95	$ 5.69

Note 13 – Stock-Based Compensation

The Company's stock-based compensation plan, the Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (the "LTIP Plan"), provides for the granting of equity-based awards such as restricted stock, performance stock units and stock options. Awards may be granted under the LTIP Plan to any employee, any non-employee member of the Board, and any consultant who is a natural person and provides services to us or one of our subsidiaries (except for incentive stock options, which may be granted only to our employees). As of May 30, 2026, the total number of shares available for issuance was 719,234, and may be authorized but unissued shares or treasury shares. Common Stock issued from treasury shares under the plan was 89,867 shares, 47,700 shares and 86,803 shares for fiscal 2026, 2025 and 2024, respectively.

Restricted Stock

Restricted stock outstanding under the LTIP Plan vests three years from the grant date, or upon death or disability, change in control, or retirement (subject to certain requirements). The restricted stock contains no other service or performance conditions. Restricted stock is awarded in the name of the recipient and, except for the right of disposal, constitutes issued and outstanding shares of the Company's Common Stock for all corporate purposes during the period of restriction including the right to receive dividends. Compensation expense is a fixed amount based on the grant date closing price and is amortized on a straight-line basis over the vesting period. Forfeitures are recognized as they occur.

Total stock-based compensation expense related to the restricted stock was $5.3 million, $4.5 million and $4.4 million in fiscal 2026, 2025 and 2024, respectively.

Our unrecognized compensation expense as a result of non-vested shares was $9.0 million at May 30, 2026 and $8.0 million at May 31, 2025. The unrecognized compensation expense will be amortized to stock compensation expense over a period of 2.1 years.

A summary of our activity and related information for our restricted stock is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, June 1, 2024	277,954	$ 49.38
Granted	47,700	109.97
Vested	(108,058)	41.32
Forfeited	(4,879)	54.86
Outstanding, May 31, 2025	212,717	$ 66.93
Granted	89,867	76.47
Vested	(88,519)	55.61
Forfeited	(5,063)	83.85
Outstanding, May 30, 2026	209,002	$ 75.42

Performance-Based Long-Term Incentive Awards

Effective June 1, 2025, the Company implemented a new performance-based long-term incentive award under our executive compensation program, which provides for awards of performance share units ("PSUs") to certain key executives. Pursuant to these awards, certain officers have the opportunity to receive Common Shares after a three-year performance period contingent on (a) the executive's continued service through the performance period, except as otherwise provided in the award agreement, and (b) the Company's achievement of specific performance goals tied to the following two equally weighted measures: the Company's cumulative adjusted EBITDA and relative total stockholder return compared to a peer group. Depending on the level of achievement of these two measures over the performance period, the PSUs will pay out between 0% and 150% of the target award.

Total compensation expense as a result of the performance-based program was $387 thousand in fiscal 2026.

Our unrecognized compensation expense as a result of non-vested shares in the performance-based program was $779 thousand at May 30, 2026. The unrecognized compensation expense will be amortized to stock compensation expense over a period of 2.0 years.

A summary of our activity and related information for our performance-based awards is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, May 31, 2025	—	$ —
Granted	9,260	101.95
Outstanding, May 30, 2026	9,260	$ 101.95

Note 14 - Income Taxes

Income Tax Provision

The components of our income tax provision (benefit) were (in thousands):

	Fiscal year ended		
	May 30, 2026	May 31, 2025	June 1, 2024
Current:			
Federal	$ 29,749	$ 312,000	$ 83,721
State	(4,220)	61,340	9,640
	25,529	373,340	93,361
Deferred:			
Federal	59,739	12,703	(7,371)
State	7,624	(1,133)	(2,301)
	67,363	11,570	(9,672)
Total income tax provision	$ 92,892	$ 384,910	$ 83,689

Deferred Taxes

The tax effects of significant temporary differences creating deferred tax assets and liabilities were (in thousands):

	May 30, 2026	May 31, 2025
Deferred tax assets:		
Accrued expenses	$ 3,985	$ 3,620
State operating loss carryforwards	2	6
Other comprehensive income	913	770
Right of use - asset	3,334	234
Other	12,969	13,239
Total deferred tax assets	21,203	17,869
Deferred tax liabilities:		
Property, plant and equipment	$ (180,377)	$ (128,789)
Inventories	(49,478)	(35,041)
Investment in affiliates	(1,618)	(2,205)
Right of use - liability	(3,358)	(240)
Other	(8,244)	(6,245)
Total deferred tax liabilities	(243,075)	(172,520)
Net deferred tax liabilities	$ (221,872)	$ (154,651)

The company had income tax net operating loss carryforwards related to its state operations of approximately $96 thousand as of May 30, 2026. The loss carryforwards are not subject to expiration.

On July 4, 2025, H.R. 1, informally known as the One Big Beautiful Bill Act ("The Tax Act"), was enacted. The Tax Act extends and makes permanent several key provisions of the Tax Cuts and Jobs Act of 2017 previously set to expire as of December 31, 2025. The impacts of the Tax Act are reflected in our results for the year ended May 30, 2026, and had no material impact on our income tax expense or effective tax rate.

Reconciliation of the U.S. Federal Statutory Rate to the Effective Rate

The Company has elected to prospectively adopt the guidance in ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Taxes Disclosures*. The following table is a reconciliation of the U.S. federal statutory tax rate to the total effective tax rates for the year ended May 30, 2026 in accordance with the guidance in ASU 2023-09 (in thousands):

	Fiscal year end May 30, 2026	
	Amount	Percent
U.S. federal statutory tax rate	$ 86,226	21.0 %
State and local income taxes*	4,290	1.1
Tax credits	(251)	(0.1)
Nontaxable or nondeductible items	2,627	0.7
Provision for income taxes	$ 92,892	22.7 %

*State taxes in Georgia, Florida, Mississippi, and Texas made up the majority (greater than 50%) of the tax effect in this category.

The following table is a reconciliation of the U.S. federal statutory tax rate to the total effective tax rate for the years ended May 31, 2025 and June 1, 2024 in accordance with guidance prior to the adoption of ASU 2023-09 (in thousands):

	Fiscal year end	
	May 31, 2025	June 1, 2024
Statutory federal income tax	$ 337,042	$ 75,931
State income taxes, net	47,169	5,798
Other, net	699	1,960
	$ 384,910	$ 83,689

Income Tax Payments

The following table is a summary of income taxes paid (net of refunds) by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended May 30, 2026 (in thousands):

	Fiscal year end May 30, 2026
Federal	$ 89,583
State	30,344
Income tax payments	$ 119,927

We paid income taxes, net of refunds, of $119.9 million, $426.2 million, and $35.1 million during fiscal years 2026, 2025, and 2024, respectively.

As of May 30, 2026, we had no significant unrecognized tax benefits. We accrued and paid no interest or penalties during 2026 or 2025 related to uncertain tax positions.

We are subject to income tax in many jurisdictions within the U.S. We are currently not under audit by the Internal Revenue Service or by any state and local tax authorities. Tax periods for all years beginning with fiscal year 2021 remain open to examination by federal and state taxing jurisdictions to which we are subject.

Note 15 – Segment Reporting

The Company previously managed its business as one operating and reportable segment. Effective in the fourth quarter of 2026, the Company revised its internal reporting to change the manner in which its business is managed, which reflects a focus on managing operations based on the Company’s product categories rather than on a consolidated basis. As a result, the Company identified three reportable segments: Conventional Shell Eggs, Specialty Shell Eggs, and Prepared Foods. The Company’s remaining operations, which include co-pack shell eggs, egg products, hard-cooked eggs and other business activities, are not reportable segments, as defined by the applicable accounting standard. All prior fiscal year periods have been recast to reflect the new reportable segments.

Conventional Shell Eggs

The Conventional Shell Eggs segment consists primarily of the production, grading, packaging, marketing and distribution of shell eggs sold as conventional shell eggs, which includes our brands *Sunups*® and *Sunny Meadow*®.

Specialty Shell Eggs
The Specialty Shell Eggs segment consists primarily of the production, grading, packaging, marketing and distribution of shell eggs sold as cage-free, nutritionally enhanced, organic, brown, pasture-raised and free-range eggs. This segment includes our brands *Farmhouse Eggs*® and *4Grain*® as well as branded products from our membership of Eggland's Best, Inc. cooperative which includes *Egg-Land's Best*® and *Land O' Lakes*®.

Prepared Foods
The Prepared Foods segment consists primarily of the production, packaging, marketing and distribution of prepared foods offerings such as pre-cooked egg patties, omelets, folded and scrambled egg formats, pancakes, waffles, and specialty wraps. This segment includes our brands *Van's*® and *Crepini*®.

The Company's operating segments are determined on the basis of our organizational structure and information that is regularly reviewed by our Chief Operating Decision Maker ("CODM"). The Company's CODM is Sherman Miller, President and Chief Executive Officer. Segment income is utilized during our forecasting process to assess profitability, strategic initiatives and capital investments. The CODM primarily compares actual performance of segment sales and segment income to prior period results and periodic forecasts to assist with assessing performance and deciding how to allocate resources.

The accounting policies of the segments are generally the same as those presented in Note 1 - Summary of Significant Accounting Policies. Segment SG&A represents direct costs associated with each segment for marketing, delivery and employee costs. Other – segment income represents the total segment income from other operating segments such as co-pack shell egg, egg products, hard-cooked eggs and other business activities that do not individually meet the quantitative thresholds for separate disclosure. Unallocated Corporate SG&A represents overhead such as corporate payroll related expenses, legal and professional fees, amortization and other expenses that are not used to measure segment income and is managed at the corporate office.

Intersegment sales represent sales between segments as part of our vertical integration. Intersegment sales from the Conventional and Specialty Shell Egg segments are primarily sales related to our non-reportable egg products or hard-cooked segments. Conventional and Specialty Shell Egg intersegment sales are transferred at discounted fixed rates to account for undergrades and yield loss, market rates, or at production costs.

The Company does not report total assets by segment as operations are highly integrated, and assets are shared amongst segments. The CODM does not assess performance or allocate resources based on segment assets.

Segment results, including the significant expense categories regularly provided to the CODM, are provided below (in thousands):

	Fiscal year ended May 30, 2026			
	Conventional Shell Eggs	Specialty Shell Eggs	Prepared Foods	Total Reportable Segments
Net sales - external customers	$ 1,309,557	$ 1,049,228	$ 244,802	$ 2,603,587
Intersegment sales	38,519	21,230	—	59,749
Total segment sales	1,348,076	1,070,458	244,802	2,663,336
Segment COGS	1,059,179	777,920	185,370	2,022,469
Segment SG&A	72,256	110,994	25,550	208,800
Segment income	$ 216,641	$ 181,544	$ 33,882	$ 432,067
Other - segment income				19,044
Unallocated corporate SG&A				(108,353)
Gain on involuntary conversions				8,819
Loss on disposal of fixed assets				(1,391)
Operating income				350,186
Other income, net				60,818
Income before income taxes				$ 411,004

	Fiscal year ended May 31, 2025			
	Conventional Shell Eggs	Specialty Shell Eggs	Prepared Foods	Total Reportable Segments
Net sales - external customers	$ 2,703,502	$ 1,126,601	$ 4,050	$ 3,834,153
Intersegment sales	52,357	28,350	—	80,707
Total segment sales	2,755,859	1,154,951	4,050	3,914,860
Segment COGS	1,393,212	717,411	4,511	2,115,134
Segment SG&A	72,644	103,938	1,658	178,240
Segment income	$ 1,290,003	$ 333,602	$ (2,119)	$ 1,621,486
Other - segment income				42,091
Unallocated corporate SG&A				(127,141)
Loss on involuntary conversions				(156)
Gain on disposal of fixed assets				259
Operating income				1,536,539
Other income, net				66,603
Income before income taxes				$ 1,603,142

	Fiscal year ended June 1, 2024		
	Conventional Shell Eggs	Specialty Shell Eggs	Total Reportable Segments
Net sales - external customers	$ 1,226,903	$ 863,297	$ 2,090,200
Intersegment sales	20,389	10,322	30,711
Total segment sales	1,247,292	873,619	2,120,911
Segment COGS	970,031	648,236	1,618,267
Segment SG&A	63,560	89,188	152,748
Segment income	$ 213,701	$ 136,195	$ 349,896
Other - segment income			33,566
Unallocated corporate SG&A			(94,516)
Gain on involuntary conversions			23,532
Loss on disposal of fixed assets			(26)
Operating income			312,452
Other income, net			47,519
Income before income taxes			$ 359,971

The following table shows the reconciliation of net sales to consolidated results (in thousands):

	Fiscal Year Ended		
	May 30, 2026	May 31, 2025	June 1, 2024
Total reportable segments	$ 2,603,587	$ 3,834,153	$ 2,090,200
Other - segment sales	308,045	427,732	236,243
Total consolidated net sales	$ 2,911,632	$ 4,261,885	$ 2,326,443

Other – segment sales represent sales from our non-reportable segments which includes co-pack shell egg sales, egg product sales, hard-cooked eggs and other business activities.

Revenue primarily derives from sales throughout the U.S. The following table provides revenue disaggregated by segment and by sales channel (in thousands):

	Fiscal year May 30, 2026			
	Retail	Foodservice	Other	Total
Conventional Shell Egg	$ 1,099,245	$ 193,614	$ 16,698	$ 1,309,557
Specialty Shell Egg	952,556	92,343	4,329	1,049,228
Prepared Foods	92,031	104,157	48,614	244,802
Other - segment sales	245,415	60,269	2,361	308,045
	$ 2,389,247	$ 450,383	$ 72,002	$ 2,911,632

	Fiscal year May 31, 2025			
	Retail	Foodservice	Other	Total
Conventional Shell Egg	$ 2,247,913	$ 424,133	$ 31,456	$ 2,703,502
Specialty Shell Egg	1,022,253	98,508	5,840	1,126,601
Prepared Foods	4,050	—	—	4,050
Other - segment sales	337,489	89,347	896	427,732
	$ 3,611,705	$ 611,988	$ 38,192	$ 4,261,885

	Fiscal year June 1, 2024			
	Retail	Foodservice	Other	Total
Conventional Shell Egg	$ 1,007,282	$ 210,423	$ 9,198	$ 1,226,903
Specialty Shell Egg	835,826	25,879	1,592	863,297
Other - segment sales	198,943	36,972	328	236,243
	$ 2,042,051	$ 273,274	$ 11,118	$ 2,326,443

Retail customers include primarily national and regional grocery store chains, club stores, and companies servicing independent supermarkets in the U.S. Foodservice customers include primarily companies that sell food products and related items to restaurants, healthcare and education facilities and hotels.

Our largest customer, Walmart Inc. (including Sam's Club) accounted for 30.0%, 33.6% and 34.0% of net sales dollars for fiscal 2026, 2025, and 2024, respectively.

Note 16 - Commitments and Contingencies

<u>In re Shell Eggs Litigation</u>

Since November 2025, the Company has been named as a defendant in several lawsuits filed in federal courts alleging substantially identical claims, including: (1) the following lawsuits in the Southern District of Indiana: (a) King Kullen Grocery Co., Inc. v. Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-2274, (b) Nineteenseventynine LLC d/b/a The Breakfast Joynt v. Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-2301, (c) Taylor Egg Products, Inc. v. Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-2554, (d) Hudson v. Cal-Maine Foods, Inc. et al., Case No. 1:25-cv-02573, (e) Brandon Huyler v. Cal-Maine Foods, Inc., et al., Case No. 1:26-cv-00135, and (f) Gloria Emery, Carol Goldberg, and Casey Whalen v. Cal-Maine Foods, Inc., et al., Case No. 1:26-cv-00135; (2) the following lawsuits in the Northern District of Illinois: (a) Birchmans Parisian, LLC (d/b/a Lisciandro's Restaurant) v. Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-14030, (b) Phil-N-Cindy's Lunch, Inc. v. Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-14082, (c) Yell-O-Glow Corporation v. Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-15084, and (d) Tariq Habash, Delia Govea, Andrew Phillips, and Catalina Torres v. Urner Barry Publications, Inc., Cal-Maine Foods, Inc., et al., Case No. 1:25-cv-14112; (3) the following lawsuits in the Western District of Wisconsin: (a) Matthew Edlin v. Cal-Maine Foods, Inc., et al., Case No. 3:25-cv-946, and (b) India Price, Lakia Session, and Karen Solomon v. Cal-Maine Foods, Inc., et al., Case No. 3:25-cv-1016; and (4) a lawsuit in the Western District of Missouri: Ryan v. Cal-Maine Foods, Inc., et al., Case No. 4:25-cv-00999. The lawsuits generally allege that the Company, along with other egg producers and industry associations, conspired to artificially inflate the prices of conventional shell eggs nationwide, primarily through manipulation of industry price benchmarks (such as the Urner Barry Egg Index and Eggs Clearinghouse, Inc. spot market), coordinated reporting and supply restrictions, particularly during the calendar year 2022 highly pathogenic avian influenza ("HPAI") outbreak. In each case, the plaintiff seeks certification of a putative class of either direct or indirect purchasers, monetary damages, injunctive relief, attorneys' fees, and, in some cases, restitution under Section 1 of the Sherman Act, 15 U.S.C. § 1 (the "Sherman Act") and various state antitrust and consumer protection statutes.

On February 10, 2026, the Joint Panel on Multidistrict Litigation issued a Transfer Order, consolidating the above actions and transferring them to the Western District of Wisconsin for pre-trial proceedings. An initial judicial management conference took place on May 8, 2026, where the court entered an initial case management order, setting forth deadlines for the consolidated complaints and initial briefing to be filed. No discovery has taken place in any of the actions. The Company disputes plaintiffs' allegations in each of these actions and intends to vigorously defend itself in these actions.

Civil Investigative Demand

In March 2025, the Company received a Civil Investigative Demand ("CID") from the U.S. Department of Justice ("DOJ") in connection with an antitrust investigation to determine whether there was a violation of the antitrust laws through alleged anticompetitive conduct by and among egg producers. In August 2025, the Company received a subpoena from the State of New York requesting information and documents related to its investigation of anticompetitive conduct and high egg prices in the egg industry, and in March 2026, the Company received a similar subpoena from the State of Washington related to its investigation of anticompetitive conduct and high egg prices in the egg industry. Additionally, various states' attorneys general sought to join the DOJ's investigation or requested access to the confidential disclosures by the Company to the DOJ.

On or about June 25, 2026, the Company entered into an agreement with the DOJ and 17 states' attorneys general to resolve the investigation, subject to applicable court approvals and procedures. The Company denied all wrongdoing or violations of law and no fines or penalties were assessed against the Company. In connection with the agreement, the Company agreed to implement certain antitrust compliance and reporting measures, to donate 30 million eggs to food banks and non-profits, and to pay $1.5 million to the settling states to resolve the matter.

The State of Washington did not join in this settlement and the Company continues to comply with the State of Washington's subpoena and cooperate with its investigations. Management cannot predict the eventual scope, duration or outcome of the State of Washington's investigation and is unable to estimate the amount or range of potential losses, if any, at this time.

Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al.

On September 25, 2008, the Company was named as one of several defendants in numerous antitrust cases involving the U.S. shell egg industry. The Company settled all of these cases, except for the claims of certain plaintiffs who sought substantial damages allegedly arising from the purchase of egg products (as opposed to shell eggs). These remaining plaintiffs are Kraft Food Global, Inc., General Mills, Inc., and Nestle USA, Inc. (the "Egg Products Plaintiffs") and, until a subsequent settlement was reached as described below, The Kellogg Company.

On September 13, 2019, the case with the Egg Products Plaintiffs was remanded from a multi-district litigation proceeding in the United States District Court for the Eastern District of Pennsylvania, In re Processed Egg Products Antitrust Litigation, MDL No. 2002, to the United States District Court for the Northern District of Illinois, Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al., Case No. 1:11-cv-8808, for trial. The Egg Products Plaintiffs alleged that the Company and other defendants violated Section 1 of the Sherman Act, by agreeing to limit the production of eggs and thereby illegally to raise the prices that plaintiffs paid for processed egg products. In particular, the Egg Products Plaintiffs attacked certain features of the United Egg Producers animal-welfare guidelines and program used by the Company and many other egg producers.

On October 24, 2019, the Company entered into a confidential settlement agreement with The Kellogg Company dismissing all claims against the Company for an amount that did not have a material impact on the Company's financial condition or results of operations. On November 11, 2019, a stipulation for dismissal was filed with the court, and on March 28, 2022, the court dismissed the Company with prejudice.

The trial of this case began on October 17, 2023. On December 1, 2023, the jury returned a decision awarding the Egg Products Plaintiffs $17.8 million in damages. On November 6, 2024, the court entered a final judgement against the Company and other defendants, jointly and severally, totaling $43.6 million after trebling. On December 4, 2024, the Company filed a renewed motion for judgment as a matter of law or for a new trial, and a motion to alter or amend the judgment. On December 13, 2024, the court granted defendants' November 20, 2024 motion to stay enforcement of the judgment and entered an agreed order requiring the defendants to post security during post-judgment proceedings and appeal, and stayed proceedings to enforce the judgment until the disposition of the post-judgment motions and ultimate appeals. On December 17, 2024, the Company posted a bond in the approximate amount of $23.9 million, representing a portion of the total bond required to preserve the right to appeal the trial court's decision. Another defendant posted a bond for the remaining amount. On November 19, 2025, the plaintiffs filed a motion to lift stay of proceedings on attorney's fees and costs, and on December 5, 2025, the defendants filed their response in opposition to such motion. The court has not ruled on this motion. The Company intends to continue to vigorously defend the claims asserted by the Egg Products Plaintiffs.

If the jury's decision is ultimately upheld, the Company would be jointly and severally liable with other defendants for treble damages, or $43.6 million, subject to credit for certain settlements with previous settling defendants, plus the Egg Product Plaintiffs' reasonable attorneys' fees. During our second quarter of fiscal 2024, we recorded an accrued expense of $19.6 million in selling, general and administrative expenses in the Company's Condensed Consolidated Statements of Income and classified as other noncurrent liabilities in the Company's Condensed Consolidated Balance Sheets. Although less than the bond posted by the Company, the accrual represents our estimate of the Company's proportional share of the reasonably possible ultimate damages award, excluding the Egg Product Plaintiffs' attorneys' fees that we believe would be approximately offset by the credits noted above. We have entered into a judgment allocation and joint defense agreement with the other defendants remaining in the case. Our accrual may change in the future to the extent we are successful in further proceedings in the litigation.

State of Oklahoma Watershed Pollution Litigation

On June 18, 2005, the State of Oklahoma filed suit, in the United States District Court for the Northern District of Oklahoma, against Cal-Maine Foods, Inc. and Tyson Foods, Inc., Cobb-Vantress, Inc., Cargill, Inc., George's, Inc., Peterson Farms, Inc. and Simmons Foods, Inc., and certain of their affiliates. The State of Oklahoma claims that through the disposal of chicken litter the defendants polluted the Illinois River Watershed. This watershed provides water to eastern Oklahoma. The complaint sought injunctive relief and monetary damages, but the claim for monetary damages was dismissed by the court. Cal-Maine Foods, Inc. discontinued operations in the watershed in or around 2005. Since the litigation began, Cal-Maine Foods, Inc. purchased 100% of the membership interests of Benton County Foods, LLC, which is an ongoing commercial shell egg operation within the Illinois River Watershed. Benton County Foods, LLC is not a defendant in the litigation. We also have a number of small contract producers that operate in the area.

The non-jury trial in the case began in September 2009 and concluded in February 2010. On January 18, 2023, the court entered findings of fact and conclusions of law in favor of the State of Oklahoma. The court found the defendants jointly and severally liable for state law nuisance, federal common law nuisance, and state law trespass. The court also found the producers vicariously liable for the actions of their contract producers. On June 12, 2023, the court ordered the parties to mediate, but the mediation was unsuccessful. On June 26, 2024, the district court denied defendants' motion to dismiss the case. On September 13, 2024, a status hearing was held and the court scheduled an evidentiary hearing for December 3, 2024, to determine whether any legal remedy is available based on the now 15-year-old record and changed circumstances of the Illinois River watershed. On December 9, 2025, the court entered a final judgment imposing approximately $420,000 in total penalties for all defendants and awarding certain non-monetary remedies, including injunctive relief. Pursuant to the final judgment, the Company is to pay approximately $70,000 in penalties. The judgment also entitles the State of Oklahoma to an award of attorneys' fees and costs in an amount to be determined at a later date.

The injunctive relief provides for, among other things, a special master to oversee an investigation, develop a remediation plan subject to court approval, and provide ongoing monitoring of remediation projects, the costs of which will be paid jointly and severally by the defendants. The defendants are required to fund $10 million within 5 days of appointment of the special master, and ongoing funding requirements of $5 million any time the fund is below $5 million. This funding obligation is expected to continue for the 30 years term. The defendants are in discussions of a potential expense sharing agreement; however, the Company does not currently expect to have a material share of the funding. The injunctive relief also includes certain annual reporting requirements and certain requirements on future operations within the Illinois River Watershed, including relating to removal of litter, storage, transportation, disposal and future land applications.

On January 2, 2026, the Company filed its notice of appeal to the United States Court of Appeals for the Tenth Circuit. On January 16, 2026, the district court stayed the monetary portions of the judgement but declined to stay the injunctive portions. Effective July 10, 2026, the Company and all other defendants entered into a settlement agreement with the State of Oklahoma that provides for the payment of funds by the defendants into an environmental relief fund, certain restrictions on the application of chicken litter in the IRW and certain reporting and reporting measures. The agreement remains subject to applicable court approvals and procedures and is not expected to have a material impact on the Company's financial condition or results of operations.

Other Matters

In addition to the above, the Company is involved in various other claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

Note 17 – Subsequent Events

Effective July 10, 2026, the Company acquired the Eggland's Best® franchise territory in the Northeast for $25 million. The acquisition gives us the exclusive right to distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs in Maine, Massachusetts, New Hampshire, Rhode Island, and select key areas in Vermont, New York, and Connecticut.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation of our disclosure controls and procedures conducted by our Chief Executive Officer and Chief Financial Officer, together with other financial officers, such officers concluded that our disclosure controls and procedures were effective as of May 30, 2026 at the reasonable assurance level.

Internal Control Over Financial Reporting

(a) Management's Report on Internal Control Over Financial Reporting

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308 of the Securities and Exchange Commission's Regulation S-K, the report of management on our internal control over financial reporting.

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. "Internal control over financial reporting" is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, together with other financial officers, and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

    - Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
    - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
    - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

2. Our management, in accordance with Rule 13a-15(c) under the Exchange Act and with the participation of our Chief Executive Officer and Chief Financial Officer, together with other financial officers, evaluated the effectiveness of our internal control over financial reporting as of May 30, 2026. The framework on which management's evaluation of our internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 2013 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that our internal control over financial reporting as of May 30, 2026 is effective. It is noted that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives, but rather reasonable assurance of achieving such objectives.

4. The attestation report of FROST, PLLC on our internal control over financial reporting, which includes that firm's opinion on the effectiveness of our internal control over financial reporting, is set forth below.

(b) Attestation Report of the Registrant's Public Accounting Firm

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on Internal Control Over Financial Reporting

We have audited Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of May 30, 2026, based on criteria established in *2013 Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, Cal-Maine Foods, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 30, 2026, based on criteria established in *2013 Internal Control – Integrated Framework* issued by the COSO.

As indicated in the accompanying Changes in Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Echo Lake Foods, LLC and certain related companies, which are included in the May 30, 2026 consolidated financial statements of Cal-Maine Foods, Inc. and Subsidiaries and constituted 9.7% of total assets as of May 30, 2026, and 7.8% of net sales for the year then ended. Our audit of internal control over financial reporting of Cal-Maine Foods, Inc. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Echo Lakes Foods, LLC and certain related companies.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows of Cal-Maine Foods, Inc. and Subsidiaries and our report dated July 22, 2026 expressed an unqualified opinion.

Basis for Opinion

Cal-Maine Foods, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the entities' internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entities' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entities' internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entities; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entities are being made only in accordance with authorizations of management and directors of the entities; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entities' assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Frost, PLLC

Little Rock, Arkansas
July 22, 2026

(c) Changes in Internal Control Over Financial Reporting

In connection with its evaluation of the effectiveness, as of May 30, 2026, of our internal control over financial reporting, management determined that there was no change in our internal control over financial reporting that occurred during the fourth quarter ended May 30, 2026, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As disclosed elsewhere in this Annual Report, we completed the acquisition of Echo Lake Foods during the first quarter of fiscal 2026. As permitted by SEC guidance, the scope of management's review of its internal control over financial reporting excluded Echo Lake Foods. Echo Lake Foods constituted 9.7% of total assets as of May 30, 2026, and 7.8% of total net sales for fiscal year 2026. The Company is in process of integrating Echo Lake Foods into its internal control framework.

ITEM 9B. OTHER INFORMATION

During our fourth quarter of fiscal 2026, no director or officer of the Company adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as such terms are defined in Item 408(a) or Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information concerning directors, executive officers and corporate governance required by Item 10 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2026 Annual Meeting of Stockholders.

We have adopted a Code of Ethics and Business Conduct that applies to our directors, officers and employees, including the chief executive officer and principal financial and accounting officers of the Company. We will provide a copy of the code free of charge to any person that requests a copy by writing to:

Cal-Maine Foods, Inc.
1052 Highland Colony Pkwy, Suite 200
Ridgeland, MS 39157
Attn.: Investor Relations

Requests can be made by phone at (601) 948-6813.

A copy is also available at our website www.calmainefoods.com under the heading "Investor Relations – Governance." We intend to disclose any amendments to, or waivers from, the Code of Ethics and Business Conduct on our website promptly following the date of any such amendment or waiver. Information contained on our website is not a part of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information concerning executive compensation required by Item 11 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information concerning security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2026 Annual Meeting of Stockholders.

Securities Authorized for Issuance under Equity Compensation Plans

	Equity Compensation Plan Information		
	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	9,260	$ —	719,234
Equity compensation plans not approved by stockholders	—	—	—
Total	9,260	$ —	719,234

(a) Consists of 9,260 PSUs at the target performance level outstanding under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan as of May 30, 2026. If maximum performance levels are achieved, the number of shares issuable for the outstanding PSUs would be 13,890.

(b) There were no outstanding options, warrants or rights with an exercise price as of May 30, 2026.

(c) Reflects shares available for future issuance as of May 30, 2026 under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan.

For additional information, see Note 13 – Stock-Based Compensation in Part II. Item 8. Notes to the Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions, and director independence required by Item 13 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2026 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning principal accountant fees and services required by Item 14 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2026 Annual Meeting of Stockholders.

PART IV.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statements and notes thereto of Cal-Maine Foods, Inc. and its subsidiaries are included in Item 8 and are filed herewith:

(a)(2) Financial Statement Schedule

All schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

(a)(3) Exhibits Required by Item 601 of Regulation S-K

See Part (b) of this Item 15.

(b) Exhibits Required by Item 601 of Regulation S-K

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Exhibit
2.1	Echo Lake Foods Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q, filed April 8, 2025)
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 in the Registrant's Form S-3, filed April 15, 2025, Registration No. 333-286548)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, filed March 27, 2025)
4.1	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K, filed July 22, 2025)
10.1	Amended and Restated Credit Agreement, dated November 15, 2021, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K, filed November 19, 2021)
10.2	First Amendment to Credit Agreement, dated May 26, 2023, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K filed July 25, 2023)
10.3	Second Amendment entered into as of March 25, 2025 to Amended and Restated Credit Agreement between Cal-Maine Foods, Inc. and certain subsidiaries as guarantors, BMO Bank N.A. as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed March 27, 2025)
10.4*	Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K, filed March 27, 2025)
10.5*	Cal-Maine Foods, Inc. KSOP, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.4 in the Registrant's Form S-8, filed March 30, 2012)
10.6*	Cal-Maine Foods, Inc. KSOP Trust, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.5 in the Registrant's Form S-8, filed March 30, 2012)
10.7*	Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed October 2, 2020)
10.8*	Amendment No. 1 to the Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registrant's Form 8-K, filed March 27, 2025)
10.9*	Form of Restricted Stock Agreement for Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Form 10K filed July 19, 2022)

10.10*	Form of Performance Share Unit Awards (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q, filed April 8, 2025)
10.11*	Form of Severance and Change in Control Agreement (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q, filed April 8, 2025)
10.12*	Supplemental Executive Retirement Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed March 27, 2023)
10.13*	Split Dollar Life Insurance Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed March 27, 2023)
10.14*	Deferred Compensation Plan, dated November 15, 2021 (incorporated by reference to Exhibit 10.2 in the Registrant's Form 8-K, filed November 19, 2021)
19.1**	Insider Trading Policy
21**	Subsidiaries of the Registrant
23.1**	Consent of FROST, PLLC
31.1**	Rule 13a-14(a) Certification of Chief Executive Officer
31.2**	Rule 13a-14(a) Certification of Chief Financial Officer
32***	Section 1350 Certifications of the Chief Executive Officer and the Chief Financial Officer
97	Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 97 in the Registrant's Form 10-K, filed July 23, 2024)
101.SCH***+	Inline XBRL Taxonomy Extension Schema Document
101.CAL***+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***+	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***+	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement
** Filed herewith as an Exhibit
*** Furnished herewith as an Exhibit
\+ Submitted electronically with this Annual Report on Form 10-K

(c) Financial Statement Schedules Required by Regulation S-X

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ridgeland, Mississippi.

CAL-MAINE FOODS, INC.

/s/ Sherman L. Miller

Sherman L. Miller

President and Chief Executive Officer

Date: July 22, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Sherman L. Miller Sherman L. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	July 22, 2026
/s/ Max P. Bowman Max P. Bowman	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial Officer)	July 22, 2026
/s/ Matthew S. Glover Matthew S. Glover	Vice President, Accounting (Principal Accounting Officer)	July 22, 2026
/s/ Adolphus B. Baker Adolphus B. Baker	Chairman of the Board and Directors	July 22, 2026
/s/ Melanie Boulden Melanie Boulden	Director	July 22, 2026
/s/ Haley R. Fisackerly Haley R. Fisackerly	Director	July 22, 2026
/s/ Michael J. Highfield Michael J. Highfield	Director	July 22, 2026
/s/ Letitia C. Hughes Letitia C. Hughes	Director	July 22, 2026
/s/ Steve W. Sanders Steve W. Sanders	Director	July 22, 2026
/s/ Dudley D. Wooley Dudley D. Wooley	Director	July 22, 2026
/s/ Camille S. Young Camille S. Young	Director	July 22, 2026